As filed with the Securities and Exchange Commission on February 25, 2004
Registration No. 333-111999

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Steel Technologies Inc.

(Exact name of registrant as specified in its charter)

Kentucky	61-0712014
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

15415 Shelbyville Road

Louisville, Kentucky 40245
(502) 245-2110
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Bradford T. Ray

Chairman of the Board and Chief Executive Officer
Steel Technologies Inc.
15415 Shelbyville Road
Louisville, Kentucky 40245
(502) 245-2110
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies To:

C. Craig Bradley, Jr., Esq. Stites & Harbison, PLLC 400 West Market Street, Suite 1800 Louisville, Kentucky 40202 (502) 587-3400	David J. Goldschmidt, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square, Suite 31-206 New York, New York 10036 (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in conjunction with dividend or interest reinvestment plans, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

Subject to Completion, Dated                     , 2004
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

2,700,000 Shares

Common Stock
$              per share

Steel Technologies Inc. is offering 2,500,000 shares of common stock and the selling shareholders identified in this prospectus are offering 200,000 shares. Each share of Common Stock being offered by Steel Technologies Inc. and the selling shareholders includes a preferred share purchase right that entitles the holder to purchase from us a fractional share of our preferred stock under conditions described in our shareholder rights plan.

Our common stock is listed on the Nasdaq National Market under the symbol “STTX.” On February 24, 2004, the last reported sale price of the common stock on the Nasdaq National Market was $17.76 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5.

	Per Share	Total

Price to the public	$	$
Underwriting discount
Proceeds to us
Proceeds to the selling shareholders

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 405,000 additional shares from us within 30 days following the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CIBC World Markets

McDonald Investments Inc.

SunTrust Robinson Humphrey

BB&T Capital Markets

The date of this prospectus is                     , 2004

Prospectus Summary

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. Accordingly, it does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information under “Risk Factors” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, references to “we,” “us” or “our” refer collectively to Steel Technologies Inc. and its subsidiaries and references to any fiscal year refer to our fiscal year ended or ending on September 30 in that year. Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

The Company

Our company was founded in 1971 with the vision to become the leader in the steel processing industry and we are now one of the largest independent flat-rolled steel processors in North America. In fiscal 2003, we, along with our joint ventures, performed value-added processing on approximately two million tons of steel. We have been profitable every year since our initial public offering in 1985 and since then have increased sales at a compound annual growth rate of 13.3%.

In fiscal 2003 and 2002, we generated sales of $512.7 million and $475.4 million, respectively. We increased our sales in fiscal 2003 despite the weak economy. We have successfully expanded sales by capitalizing on our geographic presence and broad capabilities as customers continue to reduce suppliers and outsource non-core products. We believe we are well positioned to capitalize on these market trends.

Our North American platform of 21 facilities, including our joint ventures, is strategically positioned in the steel producing and consuming markets throughout the United States and Mexico. We utilize the most advanced equipment to produce high-quality steel products and specialize in meeting exact specifications for customers in a variety of industries and end use markets. Our broad geographic coverage allows us to provide our customers with efficient just-in-time delivery.

We, along with our joint ventures, have consistently increased our processes and capabilities, adding 20 facilities and over 100 installations of precision equipment since our initial public offering. Since fiscal 1994, we have invested approximately $44 million in five acquisitions, approximately $162 million in capital expenditures and approximately $9 million establishing our two joint ventures. We intend to continue to pursue growth through acquisitions, expansion of existing facilities and capabilities, building new facilities where we have identified a market opportunity (Greenfield construction) and development of our joint venture operations.

Our two joint ventures have given us access to new markets. Operating since 1987, Mi-Tech Steel, of which we own 50%, provides high volume, high quality steel processing for the growing Japanese transplant markets and the domestic automotive and appliance industries. Mi-Tech Steel generated sales of $142.6 million in fiscal 2003 and currently operates five facilities. Our other joint venture, Ferrolux Metals, of which we own 49%, is a certified minority-owned business enterprise that operates a facility in Michigan specializing in steel processing for exposed automotive applications.

During 2003, we focused our capital projects on plant and capacity expansions, along with automation and process improvements. These strategic investments included a doubling of our blanking capacity in the United States and Mexico and a doubling of overall capacity at our facilities in Berkeley, South Carolina and Cleveland, Ohio. Our acquisition of an idled value-added steel processing facility in Ottawa, Ohio broadens and complements our existing cold-rolled strip capabilities and nearly doubles our annealing capacity. Mi-Tech Steel opened a new facility near Jackson, Mississippi and is already adding additional processing equipment. Mi-Tech Steel has also reopened its slitting operation in Decatur, Alabama.

Our Competitive Strengths

We believe the experience and commitment of our employees and our aggressive, growth-oriented culture and determination have allowed us to become a recognized industry leader with the following strengths:

•	Customer-Focused North American Platform. Our network of 21 facilities, including our joint ventures, is strategically positioned in the steel producing and consuming markets throughout the United States and Mexico.

•	Industry Leading Capabilities. Our technologically advanced and modern equipment enables us to produce high quality flat-rolled steel products.

•	Ability to Successfully Integrate Strategic Acquisitions and Develop Joint Ventures. We have identified and capitalized on market opportunities through acquisitions and joint ventures and integrated these facilities into our network.

•	Advanced Information Systems Enhancing Customer Service and Operational Efficiency. We utilize our information systems to strengthen customer relationships, improve inventory turnover and reduce operating costs.

•	Strong Financial Position. Our financial position provides us the flexibility to pursue our strategic growth plan and strengthen our relationships with our suppliers and customers.

•	Successful Management Team and Highly Skilled Workforce. Our strong management team and our incentivized, skilled workforce have been integral to our success.

Our Business Strategy

Our strategic objective is to expand our leadership position in the steel processing industry. We believe we are well positioned to capitalize on current market trends. Continued customer outsourcing, increasing growth in domestic and transplant automotive markets and consolidation in the steel processing industry create a favorable growth environment for us. We plan to achieve our objective through the disciplined execution of our business strategy:

•	Our Targeted Growth Plan. We intend to continue to pursue market growth in flat-rolled steel processing through strategic acquisitions, expansion of existing facilities and capabilities, Greenfield construction and development of our joint venture operations.

•	Customer-Driven Market Focus. We intend to continue to focus on meeting the current and anticipated needs of our customers for flat-rolled steel products and strengthening our long-term relationships.

•	Capitalize on our North American Platform. We plan to use our broad geographic coverage and diverse steel processing capabilities to fulfill the expanding needs of the markets we serve.

•	Operational Excellence. We intend to continue to develop our strong culture through effective leadership development and ongoing continuous improvement programs across all areas of our company.

First Quarter 2004 Financial Highlights

We reported record sales of $130.8 million during the first quarter of fiscal 2004, reflecting continued market growth and the impact of a recovering economy. Net income for the quarter was $2.4 million or $0.24 per diluted share.

Corporate Information

We were incorporated under the laws of the Commonwealth of Kentucky in 1971. Our executive offices are located at 15415 Shelbyville Road, Louisville, Kentucky 40245 and our telephone number is (502) 245-2110. Our Internet web site address is www.steeltechnologies.com. Information contained on our web site is not a part of this prospectus.

The Offering

Common stock being offered by us	2,500,000 shares

Common stock being offered by the selling shareholders	200,000 shares

Common stock to be outstanding after the offering	12,295,865 shares(1)

Use of proceeds	We intend to use the net proceeds of this offering for our expansion activities. Pending such use, we intend to repay a portion of the outstanding indebtedness under our existing credit facility. We will not receive any proceeds from shares sold by the selling shareholders. See “Use of Proceeds.”

Nasdaq National Market symbol	STTX

(1)	Excludes (i) an aggregate of 660,438 shares of common stock reserved for issuance under our stock option plans, of which 569,438 shares were subject to outstanding options as of December 31, 2003 and (ii) an aggregate of 6,715 shares of common stock reserved for issuance under our nonemployee directors stock plan.

Risk Factors

You should read carefully the “Risk Factors” beginning on page 5 of this prospectus before making an investment in our common stock.

Summary Consolidated Financial Information

The following table presents our summary consolidated financial data for each year in the five-year period ended September 30, 2003, which have been derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP. The table also presents our summary consolidated financial data for the three months ended December 31, 2003 and 2002, which are derived from our unaudited condensed consolidated financial statements which, in our opinion, reflect all adjustments necessary for a fair presentation. The condensed consolidated balance sheet as of December 31, 2003, the consolidated balance sheets as of September 30, 2003 and 2002 and the related statements of income, cash flows and shareholders’ equity for each of the three years ended September 30, 2003 and the three months ended December 31, 2003 and 2002 and the respective notes thereto appear elsewhere in this prospectus. Results for the three months ended December 31, 2003 are not necessarily indicative of results for the full year. The summary consolidated financial data presented below should be read in conjunction with, and are qualified in their entirety by, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the respective notes thereto and other financial information included elsewhere in this prospectus.

	Three Months Ended
	December 31		Years Ended September 30

	2003	2002	2003	2002	2001	2000	1999

	(in thousands, except per share data)
Income Statement Data
Sales	$130,789	$126,009	$512,704	$475,398	$436,655	$469,632	$418,159
Cost of goods sold	120,012	112,239	467,780	415,763	388,363	418,680	361,192
Gross profit	10,777	13,770	44,924	59,635	48,292	50,952	56,967
Selling, general and administrative expenses	6,665	7,132	28,337	30,024	29,535	28,251	26,108
Equity in net income (loss) of unconsolidated affiliates(1)	482	325	1,058	1,540	(6,832)	898	1,095
Operating income	4,594	6,963	17,645	31,151	11,925	23,599	31,954
Income before income taxes	3,631	5,646	13,292	25,465	5,497	16,177	25,233
Net income	2,398	3,790	9,152	15,794	764	10,212	15,572
Per Share Data
Diluted earnings per common share	$0.24	$0.38	$0.92	$1.60	$0.07	$0.94	$1.38
Diluted weighted average number of common shares outstanding	9,977	9,962	9,899	9,886	10,308	10,857	11,256
Basic earnings per common share	$0.25	$0.39	$0.94	$1.62	$0.07	$0.94	$1.39
Basic weighted average number of common shares outstanding	9,780	9,706	9,748	9,762	10,267	10,818	11,230
Cash dividends per common share	$0.10	$0.10	$0.20	$0.16	$0.12	$0.12	$0.11

	As of December 31, 2003

	Actual	As Adjusted(2)

	(in thousands)
Balance Sheet Data
Working capital(3)	$99,884	$
Total assets	310,489
Long-term debt	94,680
Shareholders’ equity	138,870

(1)	Fiscal 2001 includes a $7.5 million impairment charge (See Note 5 of Notes to Consolidated Financial Statements on pages F-10 and F-11 of this prospectus).

(2)	Gives effect to the sale by us of 2,500,000 shares of common stock in this offering, assuming a public offering price of $ per share, and our receipt and application of the net proceeds after deducting the underwriting discount and estimated offering expenses. See “Capitalization.”

(3)	Working capital means current assets minus current liabilities.

Risk Factors

You should carefully consider the following risks and uncertainties and all other information contained in this prospectus, or incorporated herein by reference, before you decide whether to purchase our common stock. Any of the following risks, should they materialize, could adversely affect our business, financial condition or operating results.

Risks Related to Our Operations

Our future operating results may be affected by price fluctuations in, and availability of, raw materials. Our sales and operating income may be adversely affected if we are unable to obtain the raw materials necessary to meet our customers’ requirements or to pass on to our customers cost increases in raw material and surcharges.

We purchase our principal raw material, flat-rolled steel, from multiple primary steel producers. The steel industry as a whole is cyclical and pricing can be volatile as a result of general economic conditions, labor costs, competition, import duties, tariffs and currency exchange rates. In addition, the supplier base is shrinking through consolidation. This volatility and reduction in the number of suppliers can significantly affect steel costs and availability. We must maintain substantial inventories in order to provide our customers with short lead times and just-in-time delivery. Accordingly, we regularly purchase raw materials in an effort to maintain the inventory levels required to meet the anticipated needs of our customers. As raw material prices increase, competitive conditions will impact the prices at which we can obtain raw material. We may pay significantly more for the raw material that meets our specifications or we may be unable to obtain these materials at a competitive price. To the extent we are unable to pass on future price increases or even obtain raw materials, our sales, operating income and profitability could be adversely affected.

Recently, our steel suppliers have been significantly impacted by the shortage of raw materials resulting in unprecedented cost increases affecting scrap, coke, iron ore and energy. As a result, the North American steel producers have implemented temporary raw material surcharges to offset these costs until these shortages subside. We are currently subject to raw material price increases and surcharges from our suppliers. We intend to pass on these price increases and surcharges to our customers. To the extent we are unable to do so, our operating income and profitability could be adversely affected.

The automotive industry accounts for a significant portion of our sales, and reduced demand from this industry is likely to adversely affect our operating income and profitability.

In fiscal 2003, 2002, and 2001, direct sales to the automotive industry accounted for 10% of our sales and sales to the automotive supply industry accounted for 50%. Such sales include sales directly to auto manufacturers and to manufacturers of automotive components and parts. General economic conditions, consumer confidence, significant business interruptions and other factors beyond our control may cause significant demand fluctuations from the automotive industry. Downturns in demand from the automotive industry or any of the other industries we serve, or a decrease in the prices that we can realize from sales of our products to customers in any of these industries, could result in lower revenues, reduce our operating income and adversely affect our profitability.

We have made substantial investments in two processing facilities adjacent to primary suppliers of raw material. If either of those suppliers reduces its business with us we could be forced to close or significantly reduce our operations at that facility, which could limit our ability to recover our investment in that facility.

We have made strategic investments to construct and equip our processing facilities in Ghent, Kentucky and Berkeley, South Carolina, each of which is located adjacent to primary suppliers of raw material to those facilities. As a result, those facilities are more dependent on a single supplier of raw material than our other facilities. If either of those suppliers should experience a business failure, significantly curtail operations or stop doing business with us, we may be unable to supply the facility adjacent to that supplier with sufficient raw material at a competitive price. This could force us to close or significantly reduce our processing operations at that facility and limit our ability to recover our investment in that facility.

Our business is highly fragmented and competitive, and increased competition could reduce our operating income.

The steel processing business is highly fragmented and competitive. We compete with a number of other processors on a region-by-region basis, based primarily on the precision and range of achievable tolerances, quality, price, raw materials and inventory availability and the ability to meet the delivery schedules of our customers. We compete with companies of various sizes, some of which have more established brand names and relationships in certain markets we serve than we do. Increased competition could force us to lower our prices or offer services at a higher cost to us, which could reduce our operating income.

We may not be able to successfully identify, manage and integrate future acquisitions, and if we are unable to do so, we are unlikely to sustain our historical growth rates and our stock price may decline.

We have grown through a combination of internal expansion, acquisitions and corporate joint ventures. While we intend to continue these strategies in the future, we may not be able to identify appropriate acquisition candidates, consummate acquisitions on satisfactory terms or integrate these acquired businesses effectively and profitably into our existing operations. Integration of an acquired business could require us to enhance our operational and financial systems and employ additional qualified personnel, management and financial resources. In addition, growth through acquisition could adversely affect our business by diverting management away from day-to-day operations. Further, failure to successfully integrate any acquisition may adversely affect our profitability by creating significant operating inefficiencies that could increase our operating expenses as a percentage of sales and reduce our operating income.

We expect to finance our future growth plans through borrowings under our bank credit facility. These borrowings bear interest at variable rates, which could cause our annual interest expense to increase significantly.

We will require significant working capital to support our future growth plans. We expect to finance those higher working capital needs through increased borrowings under our bank credit facility. Borrowings under our credit facility are at variable rates of interest and expose us to interest rate risk. However, we actively monitor our exposure to interest rate risk. If interest rates increase and our monitoring program fails to completely eliminate our exposure to rising rates, our debt service obligations on our variable rate indebtedness will increase, resulting in a decrease in our net income.

We may need additional financing for acquisitions and capital expenditures and such financing may not be available on terms acceptable to us.

In order to achieve growth through acquisitions, expansion of current facilities, Greenfield construction or otherwise, we may need to make significant expenditures and may need additional capital to do so. Our ability to grow is dependent upon, and may be limited by, among other things, availability of financing arrangements. In that case, additional funding sources may be needed, and we may not be able to obtain the additional capital necessary to pursue our growth strategy on terms which are satisfactory to us or at all.

We could incur substantial costs in order to comply with, or to address any violations under, environmental laws that could significantly increase our operating expenses and reduce our operating income.

Our operations are subject to various environmental statutes and regulations, including laws and regulations addressing materials used in the manufacturing of our products. In addition, certain of our operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Failure to maintain or achieve compliance with these laws and regulations or with the permits required for our operations could result in substantial operating costs and capital expenditures, in addition to fines and civil or criminal sanctions, third party claims for property damage or personal injury, cleanup costs or temporary or permanent discontinuance of operations. Certain of our facilities have been in operation for many years and, over time, we and other predecessor operators of these facilities have generated, used, handled and disposed of hazard-

ous and other regulated wastes. Environmental liabilities could exist, including cleanup obligations at these facilities or at off-site locations where materials from our operations were disposed of, which could result in future expenditures that cannot be currently quantified and which could reduce our profits.

Our operations are subject to seasonal fluctuations which may cause our quarterly cash flows to vary and adversely affect our ability to fund our operating requirements, meet our obligations under our credit agreement and to pay dividends.

Our sales are generally lower in the first and fourth quarters due primarily to customer plant shutdowns in the automotive industry for holidays. In addition, quarterly results may be affected by the timing of large customer orders, periods of high vacation concentration and the timing and magnitude of acquisition costs. Therefore, our cash flow from operations may vary from quarter to quarter. If, as a result of any such fluctuation, our quarterly cash flow is significantly reduced, we may not be able to service the indebtedness under our credit agreement. A default in our credit agreement could prevent us from borrowing additional funds needed to fund our working capital and strategic investment requirements and limit our ability to pay dividends.

We depend on our senior management team and the loss of any member could prevent us from implementing our business strategy.

Our success is dependent on the management and leadership skills of our senior management team. We have not entered into employment agreements with any of our senior management personnel other than Bradford T. Ray, which expires in March 2004. We do not believe that extending this agreement is necessary at this time. The loss of any members of our management team or the failure to attract and retain additional qualified personnel could prevent us from implementing our business strategy and continuing to grow our business at a rate necessary to maintain future profitability.

Risks Related to Our Common Stock

Future sales of our common stock could depress our market price and diminish the value of your investment.

Future sales of shares of our common stock could adversely affect the prevailing market price of our common stock. If our existing shareholders sell a large number of shares, or if we issue a large number of shares, the market price of our common stock could significantly decline. Moreover, the perception in the public market that our existing shareholders might sell shares of common stock could depress the market for our common stock. Although, we, our directors, our executive officers and the selling shareholders have entered into lock-up agreements with CIBC World Markets, as representative of the underwriters, whereby we and they will not offer, sell, contract to sell, pledge, grant or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, except for the shares of common stock to be sold in this offering and certain other exceptions, for a period of 90 days from the date of this prospectus, without the prior written consent of CIBC World Markets, we or any of these persons may be released from this obligation, in whole or in part, by CIBC World Markets in its sole discretion at any time with or without notice.

Our principal shareholders have the ability to exert significant control in matters requiring shareholder vote and could delay, deter or prevent a change in control of our company.

Upon the consummation of this offering, approximately 11% of our outstanding common stock, including shares of common stock issuable under options granted which are exercisable within 60 days, will be owned by Bradford T. Ray, our Chairman of the Board and Chief Executive Officer, Merwin J. Ray, our Founding Chairman, and Stuart N. Ray, a Director and our Vice President. Merwin J. Ray is the father of Bradford T. Ray and Stuart N. Ray. As a result, the Ray family will continue to have significant influence over all actions requiring shareholder approval, including the election of our board of directors. Through their concentration of voting power, the Ray family could delay, deter or prevent a change in control of our company or other business combinations that might otherwise be beneficial to our other shareholders. In deciding how to vote on such matters, the Ray family may be influenced by interests that conflict with yours.

Certain provisions of our corporate documents and Kentucky law could discourage potential acquisition proposals and could deter, delay or prevent a change in control of our company that our shareholders consider favorable and could depress the market value of our common stock.

Certain provisions of our articles of incorporation and bylaws, as well as provisions of the Kentucky Business Corporation Act, could have the effect of deterring takeovers or delaying or preventing changes in control or management of our company that our shareholders consider favorable and could depress the market value of our common stock. We have also implemented a shareholder rights plan which could make an unsolicited takeover more difficult, even though the potential takeover offer may provide our shareholders an opportunity to sell their shares at a premium to prevailing market prices.

The market price for our Common Stock may be volatile.

In recent periods, there has been volatility in the market price for our common stock. In addition, the market price of our common stock could fluctuate substantially in the future in response to a number of factors, including the following:

•	our quarterly operating results or the operating results of other companies in the steel processing industry;

•	changes in general conditions in the economy, the financial markets or the steel processing industry;

•	changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;

•	announcements by us or our competitors of significant acquisitions; and

•	increases in raw materials and other costs.

In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

Forward-Looking Statements

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of the federal securities laws.

These forward-looking statements include, among others, our expectations and assumptions concerning the following aspects of our business and the steel processing industry:

•	implementation of our strategic growth plan;

•	our financial condition and future operating results;

•	anticipated trends affecting our customers and suppliers;

•	competitive conditions within the steel processing industry; and

•	future economic conditions.

These statements may be found under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and “Business.” Forward-looking statements are typically identified by the use of terms such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “future” and similar words, although some forward-looking statements may be expressed differently.

You should be aware that our actual results could differ materially from those contained in the forward-looking statements. You should consider carefully the statements under “Risk Factors” and other sections of this prospectus, as well as other documents that we file with the SEC, which describe various risks and uncertainties that could cause our actual results to differ from those set forth in the forward-looking statements. These risks and uncertainties include, among others, the following:

•	competitive factors such as pricing and availability of steel;

•	cyclicality of demand in the steel industry, specifically in the automotive market;

•	our ability to make and integrate acquisitions;

•	our inability to obtain sufficient capital resources to fund our operations and growth;

•	risk of business interruptions affecting automotive manufacturers; and

•	reliance on key customers.

Purchasers of our common stock should not place undue reliance on these forward looking statements, which speak only as of their respective dates. We undertake no obligation to republish revised forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date of this prospectus.

Use of Proceeds

We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $          . If the underwriters fully exercise the over-allotment option, the net proceeds of the shares we sell will be $          . “Net proceeds” is what we expect to receive after paying the underwriting discount and other expenses of the offering. For the purpose of estimating net proceeds, we are assuming that the public offering price will be $          per share (the last reported sale price of our common stock on the Nasdaq National Market on                     , 2004 was $                    ). We will not receive any proceeds from the sale of shares by the selling shareholders.

We intend to use the net proceeds from this offering for our expansion activities, including possible acquisitions of other steel processing businesses, facility expansions, Greenfield construction, development of our joint venture operations and working capital to support our growth. We currently have no agreements, commitments or understandings with respect to any potential acquisitions. Pending such use, we intend to use the net proceeds to repay amounts outstanding under our existing credit facility, which expires in August 2005. As of February 24, 2004, we had $98 million outstanding under this $151 million facility at a weighted average interest rate of 3.61%. SunTrust Capital Markets, Inc., one of the underwriters of this offering, is an affiliate of SunTrust Bank, one of the lenders under our credit facility.

Capitalization

The following table sets forth our capitalization as of December 31, 2003:

• on an actual basis; and

•	as adjusted to give effect to this offering and the application of the estimated net proceeds received by us to repay indebtedness under our private placement note and our credit facility.

See “Use of Proceeds.” You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our condensed consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of December 31, 2003

	Actual	As Adjusted

	(in thousands, except shares)
Debt:
Notes payable to bank, unsecured under current line of credit	$89,000	$

Note payable to private placement noteholders, unsecured	11,400		11,400

Total debt	100,400

Shareholders’ Equity:
Preferred stock, no par value; 500,000 shares authorized; none issued or outstanding	—		—
Common stock, no par value; 50,000,000 shares authorized; 9,795,865 shares issued and outstanding (12,295,865 shares issued and outstanding, as adjusted)(1)	20,747
Treasury stock, at cost; 2,589,016 shares	(23,415)		(23,415)
Additional paid in capital	5,098		5,098
Retained earnings	142,492		142,492
Accumulated other comprehensive loss	(6,052)		(6,052)

Total shareholders’ equity	138,870

Total capitalization	$239,270		$239,270

(1)	Excludes (i) an aggregate of 660,438 shares of common stock reserved for issuance under our stock option plans, of which 569,438 shares were subject to outstanding options as of December 31, 2003 at a weighted average exercise price of $9.25 per share and (ii) an aggregate of 6,715 shares of common stock reserved for issuance under our nonemployee directors stock plan.

Price Range of Common Stock

Our common stock trades on the Nasdaq National Market under the symbol “STTX”. The following table shows, for the quarterly periods indicated, the high, low and closing prices for the common stock as reported on the Nasdaq National Market.

	Stock Price

	High	Low	Close

Year ended September 30, 2002
First Quarter	$9.25	$7.25	$9.08
Second Quarter	9.15	7.89	8.53
Third Quarter	13.60	8.40	13.18
Fourth Quarter	19.05	9.60	16.96
Year ended September 30, 2003
First Quarter	$23.25	$15.01	$16.96
Second Quarter	19.45	8.50	8.96
Third Quarter	11.50	8.75	10.11
Fourth Quarter	13.00	9.53	12.47
Year ended September 30, 2004
First Quarter	$19.44	$12.20	$17.69
Second Quarter (through February 24, 2004)	19.59	16.61	$17.76

On February 24, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $17.76 per share. As of February 24, 2004, there were 428 holders of record of our common stock.

Dividend Policy

We have declared semi-annual cash dividends on our common stock as set forth in the table below. Our current policy is to pay cash dividends on a semi-annual basis. We may revise this policy from time to time based upon conditions then existing, including, without limitation, our earnings, financial condition, capital requirements or other conditions our board of directors may deem relevant.

Dividend
per Share

Year Ended September 30, 1999
First Quarter	$0.05
Third Quarter	0.06

Total	$0.11

Year Ended September 30, 2000
First Quarter	$0.06
Third Quarter	0.06

Total	$0.12

Year Ended September 30, 2001
First Quarter	$0.06
Third Quarter	0.06

Total	$0.12

Year Ended September 30, 2002
First Quarter	$0.08
Third Quarter	0.08

Total	$0.16

Year Ended September 30, 2003
First Quarter	$0.10
Third Quarter	0.10

Total	$0.20

Year Ended September 30, 2004
First Quarter	$0.10

Selected Consolidated Financial Data

The following table presents our selected consolidated financial data for each year in the five-year period ended September 30, 2003, which have been derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP. The table also presents our summary consolidated financial data for the three months ended December 31, 2003 and 2002, which are derived from our unaudited condensed consolidated financial statements which, in our opinion, reflect all adjustments necessary for a fair presentation. The condensed consolidated balance sheet as of December 31, 2003, the consolidated balance sheets as of September 30, 2003 and 2002, and the related statements of income, cash flows and shareholders’ equity for each of the three years ended September 30, 2003 and the three months ended December 31, 2003 and 2002 and the respective notes thereto appear elsewhere in this prospectus. Results for the three months ended December 31, 2003 are not necessarily indicative of results for the full year. The selected consolidated financial data presented below should be read in conjunction with, and are qualified in their entirety by, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the respective notes thereto and other financial information included elsewhere in this prospectus.

	Three Months Ended
	December 31		Years Ended September 30

	2003	2002	2003	2002	2001	2000	1999

	(in thousands, except per share data)
Income Statement Data
Sales	$130,789	$126,009	$512,704	$475,398	$436,655	$469,632	$418,159
Cost of goods sold	120,012	112,239	467,780	415,763	388,363	418,680	361,192
Gross profit	10,777	13,770	44,924	59,635	48,292	50,952	56,967
Selling, general and administrative expenses	6,665	7,132	28,337	30,024	29,535	28,251	26,108
Equity in net income (loss) of unconsolidated affiliates(1)	482	325	1,058	1,540	(6,832)	898	1,095
Operating income	4,594	6,963	17,645	31,151	11,925	23,599	31,954
Income before income taxes	3,631	5,646	13,292	25,465	5,497	16,177	25,233
Net income	2,398	3,790	9,152	15,794	764	10,212	15,572
Per Share Data
Diluted earnings per common share	$0.24	$0.38	$0.92	$1.60	$0.07	$0.94	$1.38
Diluted weighted average number of common shares outstanding	9,977	9,962	9,899	9,886	10,308	10,857	11,256
Basic earnings per common share	$0.25	$0.39	$0.94	$1.62	$0.07	$0.94	$1.39
Basic weighted average number of common shares outstanding	9,780	9,706	9,748	9,762	10,267	10,818	11,230
Cash dividends per common share	$0.10	$0.10	$0.20	$0.16	$0.12	$0.12	$0.11
Balance Sheet Data (End of period)
Working capital(2)	$99,884	$116,031	$101,798	$82,352	$80,427	$97,428	$89,418
Total assets	310,489	326,946	313,175	305,912	289,103	315,389	289,105
Long-term debt	94,680	104,400	94,680	74,900	89,110	115,394	90,209
Shareholders’ equity	138,870	134,479	137,941	131,730	124,985	127,032	124,439
Other Data
Capital expenditures, including acquisitions and investments in and advances to unconsolidated affiliates	$5,373	$1,802	$26,462	$7,128	$11,033	$32,010	$18,304
Shareholders’ equity per common share	14.18	13.83	14.13	13.63	12.23	12.14	11.17
Depreciation and amortization	3,579	3,404	13,878	15,108	15,351	13,929	12,852

(1)	Fiscal 2001 includes a $7.5 million impairment charge (see Note 5 of Notes to Consolidated Financial Statements on pages F-10 and F-11 of this prospectus).

(2)	Working capital means current assets minus current liabilities.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

You should read this discussion together with our consolidated financial statements and the related notes and other financial information included in this prospectus

Application of Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates under different assumptions or conditions. On an ongoing basis, we monitor and evaluate our estimates and assumptions.

A summary of significant accounting policies used in the preparation of the consolidated financial statements is described in Note 1 of Notes to Consolidated Financial Statements on pages F-7 through F-9 of this prospectus.

Our most critical accounting policies include the valuation of accounts receivable, which impacts selling, general and administrative expense, and the assessment of recoverability of goodwill and long-lived assets. Management reviews the estimates, including, but not limited to, the allowance for doubtful accounts on a regular basis and makes adjustments based on historical experiences, current conditions and future expectations. The reviews are performed regularly and adjustments are made as required by currently available information. We believe these estimates are reasonable, but actual results could differ from these estimates.

     Allowance for Doubtful Accounts Receivable

Our accounts receivable represent those amounts which have been billed to our customers but not yet collected. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of our customers to make required payments. The allowance is maintained at a level considered appropriate based on historical and other factors that affect collectibility. The factors include historical trends of write-offs, recoveries and credit losses; the monitoring of portfolio credit quality; and current and projected economic and market conditions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

     Impairment of Long-Lived Assets and Goodwill

Long-lived assets with estimated useful lives are depreciated to their residual values over those useful lives in proportion to the economic value consumed. We review the carrying value of our long-lived assets for impairment whenever changes in events and circumstances indicate that the carrying amount of the assets may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with an asset would be compared to the asset’s carrying value to determine if a write-down to market value or undiscounted cash flows value is required. Future changes in circumstances, cash flow estimates and estimates of fair value could affect the valuations.

Goodwill is reviewed annually, or sooner if indicators of impairment exist, for impairment using the present value technique to determine the estimated fair value of goodwill associated with each reporting entity. If the goodwill is indicated as being impaired (the present value of cash flows (fair value) of the reporting unit is less than the carrying amount), the fair value of the reporting unit would then be allocated to our assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value of the reporting unit goodwill would then be compared with the carrying amount of the reporting unit goodwill and, if it were less, we would then recognize an impairment loss.

Considerable management judgment is necessary to assess impairment and estimate fair value. The projection of future cash flows for the goodwill impairment analysis requires significant judgments and estimates with respect to future revenues related to the assets and the future cash outlays related to those revenues. Actual revenues and related cash flows or changes in anticipated revenues and related cash flows could result in changes in this assessment and result in an impairment charge. The assumptions used in our evaluations, such as forecasted growth rates, cost of capital, tax rates and residual values, are consistent with our internal projections and operating plans. The use of different assumptions, including cash flows and discount rates, could increase or decrease the related impairment charge.

Results Of Operations

First Quarter Ended December 31, 2003 Compared To First Quarter Ended December 31, 2002

Overview

Through our geographic diversity, broad capabilities and strong marketing efforts, we have been successful in achieving meaningful market growth. In the first quarter of fiscal 2004, our tons sold on a direct basis increased 7.5% over the same quarter in fiscal 2003 to 250,000 tons. We anticipate approximately 15% to 20% volume growth year over year in the upcoming second fiscal quarter as a result of continued market growth with large national accounts and improving economic conditions. Our largest unconsolidated affiliate, Mi-Tech Steel, experienced 30% growth in revenue in the first quarter of fiscal 2004. We expect to see similar growth in the upcoming second quarter as Mi-Tech Steel utilizes its network of facilities to grow with transplant automotive and other domestic customers.

Our gross profit margin was 8.2% in the first quarter of fiscal 2004 compared to 10.9% in the first quarter of fiscal 2003. Our gross profit margin has been negatively impacted by lower sales prices and higher priced inventory. In December 2003, the steel tariffs were eliminated. However, we believe a weaker U.S. dollar, shipping costs and recent domestic steel industry consolidation have had, and may have, more of an impact on the pricing and availability of steel inventory in the U.S. than tariffs. These factors may impact us because we maintain substantial inventories in order to provide our customers with short lead times and just-in-time delivery.

Recently, our steel suppliers have been significantly impacted by the shortage of raw materials resulting in unprecedented cost increases affecting scrap, coke, iron ore and energy. As a result, the North American steel producers have implemented temporary raw material surcharges to offset these costs until these shortages subside. We are currently subject to raw material price increases and surcharges from our suppliers. We intend to pass on these price increases and surcharges to our customers. To the extent we are unable to do so, our operating income and profitability could be adversely affected.

We remain diligent and focused on our supplier relations and on securing raw material to support our customer requirements. Although we expect supply conditions to remain tight throughout the upcoming quarter, we have aligned our business with the most viable North American steel producers and expect to maintain adequate supply to support our valued customers and projected growth.

Financial Highlights (in thousands except per share data and percentages)

	For the Three Months Ended December 31

	2003		2002

		% of		% of	%
	Actual	Sales	Actual	Sales	Change

	(Unaudited)
Sales	$130,789	100.0%	$126,009	100.0%	4%
Gross profit	10,777	8.2	13,770	10.9	(22)
Selling, general and administrative expenses	6,665	5.1	7,132	5.7	(7)
Equity in net income of unconsolidated affiliates	482	0.4	325	0.3	48
Operating income	4,594	3.5	6,963	5.5	(34)
Interest expense, net	963	0.7	1,202	1.0	(20)
Net income	2,398	1.8	3,790	3.0	(37)
Diluted earnings per common share	$0.24		$0.38		(37)
Cash dividends per common share	$0.10		$0.10		—
Other data
Days sales outstanding	47		47		—
Inventory turnover	5.5		5.3		4
Return on equity (annualized)	6.9%		11.3%		(39)

Sales

We posted net sales of $130,789,000 for the fiscal quarter ended December 31, 2003, an increase of $4,780,000 or 4% from sales of $126,009,000 for the fiscal quarter ended December 31, 2002. Tons shipped of company-owned steel products in the first quarter of fiscal 2004 increased approximately 7.5% to 250,000 tons compared to the first quarter of fiscal 2003, while the average selling price of company-owned steel products decreased approximately 4% for the first quarter of fiscal 2004 as compared to the first quarter of fiscal 2003. First quarter fiscal 2003 average sales prices of company-owned steel products reflect price increases initiated in the fourth quarter of fiscal 2002. By the end of fiscal 2003, average selling prices began to drift downward and, as a result, average prices during the first quarter of fiscal 2004 are lower than the comparable quarter in fiscal 2003.

Gross profit

Our gross profit margin was 8.2% in the first quarter of fiscal 2004 compared to 10.9% in the first quarter of fiscal 2003. Cost of goods sold increased 7% in the first quarter of fiscal 2004 compared to the first quarter of fiscal 2003. Cost of materials sold increased $5,860,000 in the first quarter of fiscal 2004 primarily on higher sales volume. Higher sales volume spread over certain fixed manufacturing expenses limited the remaining increase in cost of goods sold in fiscal 2004 to $2,192,000, this was offset by an approximately $279,000 reduction in health insurance and workers’ compensation accruals recorded in the first quarter of fiscal 2004.

We expect average raw material costs in the second quarter of fiscal 2004 to exceed average raw material costs in the first quarter of fiscal 2004 as a result of steel supply shortages and recently announced raw material surcharges that are currently being implemented by our suppliers. We intend to pass on these price increases and surcharges to our customers to mitigate the impact of the surcharges on our gross profit margin. To the extent we are unable to pass on future price increases, our gross margins could be negatively impacted.

We may offset rising material costs and positively impact gross profit by achieving production cost efficiencies and product mix improvements.

Selling, general and administrative expenses

Selling, general and administrative costs were $6,665,000 or 5.1% of sales for the fiscal quarter ended December 31, 2003, compared to $7,132,000 or 5.7% of sales for the fiscal quarter ended December 31, 2002. Selling, general and administrative costs for the first quarter of fiscal 2004 included a reduction of property tax expenses of approximately $385,000 as a result of receiving an assessment that was significantly lower than estimated and approximately $82,000 of various other reductions. We continue to actively manage the level at which selling, general and administrative expenses are added to our cost structure.

Equity in net income of unconsolidated affiliates

Our share of the income of our unconsolidated affiliates increased by 48% to $482,000 for the first quarter of fiscal 2004 compared to $325,000 in the first quarter of fiscal 2003.

Our largest unconsolidated affiliate, Mi-Tech Steel, experienced 30% sales growth during the quarter. We expect to see similar growth in the upcoming second quarter as Mi-Tech Steel utilizes its network of facilities to grow with transplant automotive and other domestic customers.

The continued ramp up of the Nissan Motor Co., Ltd.’s new Canton, Mississippi operation contributed positively to Mi-Tech Steel’s earnings. Mi-Tech Steel’s newest facility located near the Nissan Mississippi operation has begun a $4,000,000 follow-on expansion to service Nissan’s automotive exposed processing requirements and other businesses in the southern region of the U.S.

Interest expense

Net interest expense for the first quarter of fiscal 2004 decreased to $963,000 from $1,202,000 for the first quarter of fiscal 2003. The decrease is primarily attributable to lower interest rates on variable rate debt during the current quarter as compared to last year.

Income tax expense

Our effective income tax rate was approximately 34.0% and 32.9%, respectively, for the first quarters of fiscal 2004 and 2003. The increase is attributable primarily to a non-recurring state income tax benefit of $200,000 recorded during the quarter ended December 31, 2002. We estimate our effective income tax rate will be approximately 35% for fiscal 2004.

Fiscal Year Ended September 30, 2003 Compared To Fiscal Year Ended September 30, 2002

We achieved sales of $512,704,000 in fiscal 2003, an increase of $37,306,000 or 8% from fiscal 2002 sales of $475,398,000. Tons shipped of company-owned steel products in fiscal 2003 decreased approximately 3% compared to fiscal 2002 while the average selling price of company-owned steel products for the year increased approximately 11% from the previous year. In fiscal 2003, the average sales price of company-owned steel products reflected pricing levels resulting from price increases initiated in the fourth quarter of fiscal 2002. Accordingly, the average sales price for the first nine months of fiscal 2003 was significantly higher compared to the corresponding nine month period in the prior year. During the fourth quarter of fiscal 2003, the average sales price began to trend down compared to the previous year.

We focus significant resources on the automotive industry and generate a major portion of business from selling manufacturing component parts to the automotive industry. Year-to-date production levels in the North American automotive industry over our 2003 fiscal year decreased 3% as compared to fiscal 2002, which has adversely impacted our sales. We attempt to increase market share utilizing our network of resources by developing a substantial amount of new business with both existing and new customers.

Our gross profit margin was 8.8% in fiscal 2003 compared to 12.5% in fiscal 2002. Cost of goods sold increased 13% in fiscal 2003 compared to fiscal 2002. Higher priced inventory acquired in the first half of fiscal 2003, which was not fully offset by price increases to customers, adversely impacted our gross profit margin. Lower sales volume and a 17% increase in the average cost of materials sold contributed to an increase of $50,297,000 in cost of goods sold. The remaining increase in cost of goods sold of $1,720,000 is attributable to lower volume spread over certain fixed manufacturing. The steel tariffs implemented during 2002 may have had the effect of reducing foreign supply. However, we believe that a weaker U.S. dollar, shipping costs and domestic steel industry consolidation have had, and may have, more of an impact on the pricing and availability of steel inventory in the U.S. than tariffs. We expect average raw material costs in fiscal 2004 to increase from fiscal 2003. Should raw material costs increase significantly and not be offset by corresponding price increases, our gross margins will be negatively impacted. In general, production cost efficiencies and product mix improvements may positively impact our gross margins.

Selling, general and administrative costs decreased approximately 5.6%, or $1,687,000, in fiscal 2003 primarily as a result of the reduction of goodwill amortization of $733,000 as a result of adopting FAS 142 (see Note 6 of Notes to Consolidated Financial Statements on pages F-11 and F-12 of this prospectus), reduction in management bonuses of approximately $800,000, which are tied to our Company’s profits, and $154,000 of miscellaneous deductions. Selling, general and administrative costs were 5.5% and 6.3% of sales in fiscal 2003 and 2002, respectively.

Our share of income of our unconsolidated affiliates was $1,058,000 in fiscal 2003 and $1,540,000 in fiscal 2002. Our share of Mi-Tech Steel’s earnings have declined as a result of higher priced inventory which was not fully offset by price increases to customers, lower operating levels and an increase of approximately $150,000 in pre-operation expenses incurred in connection with its Canton, Mississippi and Decatur, Alabama steel processing operations.

Net interest expense decreased to $4,722,000 in fiscal 2003 from $4,872,000 in fiscal 2002. The decrease is primarily the result of lower interest rates on our variable rate debt in fiscal 2003 as compared to fiscal 2002 offset by higher average borrowings during fiscal 2003.

In fiscal 2003, we recorded a $369,000 pre-tax gain on disposals/write-offs of property, plant and equipment primarily from the sale of its Elkton, Maryland facility. In fiscal 2002, we recorded a loss on disposals/write-offs of property, plant and equipment of $814,000 as a result of equipment improvements and upgrades.

Our effective income tax rate was approximately 31.1% in fiscal 2003. During fiscal 2003, we recorded an income tax benefit of approximately $294,000 attributable to state and foreign income tax apportionment that was more favorable than originally estimated and recognized a non-recurring state income tax benefit of $200,000. These items decreased the effective income tax by 3.8% in fiscal 2003.

Our effective income tax rate was approximately 38.0% in fiscal 2002. Non-deductible goodwill amortization expense of approximately $733,000 recorded during fiscal 2002 (see Note 6 of Notes to Consolidated Financial Statements on pages F-11 and F-12 of this prospectus) increased the effective tax rate by 1.1% in fiscal 2002.

Fiscal Year Ended September 30, 2002 Compared To Fiscal Year Ended September 30, 2001

We posted sales of $475,398,000 in fiscal 2002, an increase of $38,743,000 or 9% from fiscal 2001 sales of $436,655,000. Tons shipped of company-owned steel products in fiscal 2002 increased approximately 13% compared to fiscal 2001 while the average selling price of company-owned steel products for the year decreased approximately 4% from the previous year.

Our gross profit margin was 12.5% in fiscal 2002 compared to 11.1% in fiscal 2001. Cost of goods sold increased 7% in fiscal 2002 compared to fiscal 2001. Higher volumes of material sold, which were partially offset by a 4% decrease in average cost of materials sold, resulted in an increase of $24,483,000 in cost of goods sold in fiscal 2002 compared to fiscal 2001. Higher sales volume spread over certain fixed manufacturing expenses, operating efficiencies and improved productivity as a result of equipment improvements and upgrades at several facilities in recent years limited remaining increase in cost of goods sold in fiscal 2002 to $2,917,000 over fiscal 2001.

Selling, general and administrative costs increased approximately 1.7%, or $489,000, in fiscal 2002 primarily as a result of an increase of $863,000 in management bonuses, which are tied to our Company’s profits, the write-off of $135,000 in unamortized loan costs relating to two industrial revenue bonds issued in Maryland and Missouri that were retired before their scheduled maturity and other miscellaneous increases of $35,000. These increases were offset by a reduction in bad debt expense of $544,000 as a result of stricter credit policies. Selling, general and administrative costs were 6.3% and 6.8% of sales in fiscal 2002 and 2001, respectively.

Our share of income (loss) of our unconsolidated affiliates was $1,540,000 in fiscal 2002 and ($6,832,000) in fiscal 2001. The results in fiscal 2002 include improved results from Mi-Tech Steel primarily as a result of closing its Decatur, Alabama facility in March 2001 and approximately $233,000 from our share of income from Ferrolux Metals, a 49% owned unconsolidated affiliate acquired in September 2001. The results in fiscal 2001 include our share of approximately $7.5 million of asset impairment charges recorded during the second quarter of fiscal 2001 relating to our unconsolidated affiliates, which includes $6.5 million related to Mi-Tech Steel and $1 million related to Processing Technology Inc. (see Note 5 of Notes to Consolidated Financial Statements on pages F-10 and F-11 of this prospectus).

Net interest expense decreased to $4,872,000 in fiscal 2002 from $6,346,000 in fiscal 2001. The decrease is primarily the result of lower average borrowings and declining interest rates experienced on our variable rate debt in fiscal 2002.

Loss on disposals/write-offs of property, plant and equipment increased from $82,000 in fiscal 2001 to $814,000 in fiscal 2002 as a result of recent equipment improvements and upgrades.

Our effective income tax rate was approximately 38.0% in fiscal 2002 compared to 86.1% in fiscal 2001. The decrease is primarily attributable to the asset impairment charges included in equity in net income (loss) of unconsolidated affiliates during the second quarter of fiscal 2001 and the related tax benefit of approximately $500,000. The asset impairment charges increased the effective income tax rate by 45.8% in fiscal 2001.

Liquidity And Capital Resources

As of December 31, 2003, we had $99,884,000 of working capital, maintained a current ratio of 2.59:1 and had total debt at 42% of capitalization. Generally, in periods of economic expansion and increased demand for our products, our working capital requirements increase. Conversely, in periods of economic contraction and reduced demand for our products, our working capital requirements decrease.

Average days sales outstanding to customers was 47 days during the first quarter of fiscal 2004 and 2003. We expect average days sales outstanding to be 50 days during the second quarter of fiscal 2004. Average days inventory was 65 days during the first quarter of fiscal 2004 compared to 94 days during the first quarter of fiscal 2003 reflecting tighter supplies of steel availability and improved inventory turnover. We expect average days inventory to be 60 days during the second quarter of fiscal 2004.

Recently, more restrictive credit terms implemented by major suppliers have resulted in the lowering of average days payable outstanding. Our average payment days to suppliers was 35 days during the first quarter of fiscal 2004, compared to 42 days during the first quarter of fiscal 2003, resulting in an increased use of cash. We expect average payment days to suppliers to decrease to 33 days during the second quarter of fiscal 2004.

During the first quarter of fiscal 2004, cash provided by operations was $6,367,000 primarily from net income and depreciation. Improvements in collections helped us increase operating cash flows, but this was offset by our additional cash requirements due to increasing inventory and improving payment terms to our suppliers. As a result, it was not necessary for us to increase our net borrowings during the first quarter of fiscal 2004. In fiscal 2004, as we expand our sales, we expect to increase inventory and accounts receivable to support our growth which will reduce our cash flow from operations. We expect to finance this reduction in cash flow from operations with borrowings under our line of credit agreement.

At September 30, 2003, we had $101,798,000 of working capital, maintained a current ratio of 2.55:1 and had total debt at 42% of total capitalization. Average days sales outstanding to customers was 52 days during fiscal 2003 compared to 55 days in fiscal 2002. During fiscal 2003, we decreased inventory levels lowering average days inventory to 65 days compared to 76 days during fiscal 2002. Our average payment days to suppliers was 38 days during fiscal 2003 compared to 57 days during fiscal 2002, resulting in an increased use of cash. The improvement in payment days to our suppliers was financed primarily through borrowings on the Company’s line of credit facility. These factors, along with non-cash charges for depreciation contributed to $6,102,000 of cash provided by operations in fiscal 2003 compared to $26,693,000 in 2002.

As part of our business strategy, our cash flows from investing activities include capital expenditures, acquisitions and investments in unconsolidated affiliates. As the economy expanded in 2003, we increased our capital expenditure budget to provide for future growth. Capital expenditures for fiscal 2003 totaled $14,637,000. The major expenditures were certain productivity and capacity improvement projects. We continue to expand production capacity to serve the growing needs of customers and invest in automation to improve productivity and make our operations more efficient. For fiscal 2004, the capital additions to all facilities are expected to approximate $14,000,000.

As opportunities with our customers evolve, we consolidate operations and sell assets that are no longer strategically positioned to best serve our customers. Accordingly, we sold our Elkton, Maryland facility and other assets in fiscal 2003 for $2,603,000.

We selectively make acquisitions and completed our first acquisition since 2000 on March 7, 2003 when we completed the purchase of certain assets from Cold Metal Products, Inc. as approved by the U.S. Bankruptcy Court in Youngstown, Ohio. The purchase price consisted of approximately $9,825,000 and the assumption of approximately $20,000 of liabilities. The assets purchased included land, building and certain steel processing equipment at the Ottawa, Ohio facility, certain equipment located in Indianapolis, Indiana, and selected inventory and accounts receivable. We financed the acquisition with our existing credit facility.

We maintain an equity investment of approximately $18,244,000 in our 90%-owned Mexican subsidiary. Additional investments in our Mexican operations, if required, would be financed with available funds from our credit facility.

The translation of the assets and liabilities of our Mexican subsidiary from their local currencies to the U.S. dollar subjects us to exposure related to fluctuating exchange rates. We do not use any derivative instruments to manage this risk.

We maintain a 50% equity investment in Mi-Tech Steel and a 49% equity investment in Ferrolux Metals. As part of our strategy to develop the operations of our unconsolidated affiliates, we loaned Mi-Tech Steel $2,000,000 on September 30, 2003. The loan is subordinate to all existing Mi-Tech Steel loans and matures September 30, 2006. Interest is paid at maturity at a LIBOR based interest rate.

Additional equity contributions to our unconsolidated affiliates are not required and we do not guarantee any obligations of our unconsolidated affiliates. While distributions from Mi-Tech Steel are permitted if authorized by Mi-Tech Steel’s board of directors, such distributions are restricted by one of Mi-Tech Steel’s loan agreements. Such restrictions limit distributions to 15% of Mi-Tech Steel’s net income in any fiscal year. Distributions from Mi-Tech Steel are not, and are not expected to be, material sources of liquidity for us.

Mi-Tech Steel’s liquidity needs are met primarily by their cash flows from operating activities and existing line of credit facility. Cash flows from operations and available borrowing capabilities are expected to meet Mi-Tech Steel’s future needs.

Borrowings and repayments under our line of credit agreement are initiated as needed to fund our operating and investing activities described above. During the first quarter of fiscal 2004, we borrowed $1,000,000 and repaid $1,000,000 on our line of credit facility. During fiscal 2003, we borrowed

$58,500,000 on our credit facility and repaid $38,759,000 on our credit facility and private placement note. During fiscal 2002, we borrowed $24,000,000 on our credit facility and repaid $38,735,000 on our outstanding indebtedness.

We have a $151,000,000 line of credit agreement expiring on August 31, 2005, with various variable options on the interest rate, none of which are greater than the bank’s prime rate. At December 31, 2003 and September 30, 2003, there was $89,000,0000 outstanding on the credit facility.

We have approximately $11,400,000 outstanding at September 30, 2003 on the ten-year note which requires annual principal payments of $5,720,000 in March 2004 and $5,680,000 in March 2005. We intend to make the required principal payment in March 2004 by borrowing on our line of credit and, at current interest rates, this will reduce annual interest expense by approximately $300,000.

Provisions contained in our various debt agreements require us to maintain specified levels of net worth, maintain certain financial ratios and limit the addition of substantial debt. Our credit agreement and private placement note contain cross-default provisions with respect to the credit agreement and private placement note. We are in compliance with all of our loan covenants, and none of these covenants would restrict the completion of currently planned capital expenditures.

Our liquidity needs are met primarily by our cash flows from operating activities and our line of credit facility. We anticipate borrowing on our existing line of credit facility to support our continued growth and to meet our working capital needs. Cash flows from operations and available borrowing capabilities are expected to meet our future needs. Operating cash flows are somewhat influenced by cyclicality of demand in the steel industry, especially in the automotive market. Any additional funds will be used for growth, including strategic acquisitions, investment in unconsolidated affiliates, construction of new plant capacity, and investment in production and processing capabilities. The form of such financing may vary depending upon the prevailing market and related conditions, and may include short or long-term borrowings or the issuance of debt or equity securities.

We expect to extend and expand our line of credit agreement prior to its maturity on August 31, 2005. We believe that, given our successful multiple year renewals in 1998 and 2001 and the one-year extension of the maturity date in fiscal 2003 to its current maturity, we will obtain this extension and expansion. We continue to remain in compliance with all covenants, including our leverage ratios, and all of our borrowings are unsecured. In the event we are unable to refinance our line of credit on a similar basis, we have sufficient working capital and fixed assets available to obtain secured financing to meet our future needs.

The following table summarizes the annual payments of outstanding debt and non-cancelable operating leases required as of September 30, 2003.

	Debt	Operating Leases

2004	$5,720,000	$737,000
2005	94,680,000	661,000
2006	—	515,000
2007	—	430,000
2008	—	295,000
After 2008	—	115,000

Total	$100,400,000	$2,753,000

In June 2002, we entered into a contract to purchase electricity through February 2004 to meet our minimum needs for our Canton, Michigan facility. In February 2004, we extended this agreement through February 2005. During 2003, we entered into a contract to purchase electricity through March 2006 to meet our minimum needs for our Ottawa, Ohio facility. However, there is no minimum energy consumption required during the term of the contract.

At this time, we have no other known material obligations, commitments or demands that must be met beyond the next twelve months.

We believe all manufacturing facilities are in compliance with applicable federal and state environmental regulations. We are not presently aware of any fact or circumstance, which would require the expenditure of material amounts for environmental compliance.

Related Party Transactions

We have various transactions with Mi-Tech Steel. In fiscal 2003, we had recorded sales of $1,931,000 and accounts receivable of $53,000, as of September 30, 2003, for products and services sold at prevailing market prices to Mi-Tech Steel. We also purchased equipment from Mi-Tech Steel during 2002 for $975,000. Included in our operating income are management fees, operating expense reimbursement and equity in the net income of Mi-Tech Steel totaling $1,131,000 in fiscal 2003. See Note 5 of Notes to Consolidated Financial Statements on pages F-10 and F-11 of this prospectus.

Stuart N. Ray, our Vice President and Director and the President and Chief Operating Officer of Mi-Tech, is the sole shareholder and an officer and director of The Peregrine Company. Stuart N. Ray is the brother of Bradford T. Ray, our Chairman of the Board and Chief Executive Officer, who was a director and a shareholder of Peregrine until January 2002. Peregrine was organized in 1994 to engage in the business of purchasing and reselling scrap steel products. In July 1995, our Board of Directors approved the sale of scrap steel products to Peregrine and its predecessor entity, in such amounts, for such prices and upon such terms as the authorized officer of the company from time to time determines to be in our best interests. We are a major supplier of scrap steel to Peregrine and our Vice President of Operations oversees the sale of our scrap steel to Peregrine and other scrap steel purchasers. The price that we receive for our scrap steel is based on a published index price. The price of scrap steel is very volatile and, as a result, the amounts we receive from Peregrine for scrap steel vary greatly. The total amount paid by Peregrine to us in fiscal 2003 for scrap steel products was approximately $6,936,000. Management maintains a record of all transactions with Peregrine and reports to the Audit Committee of the Board of Directors as frequently as requested by the Committee, but at least annually. We can cease selling scrap steel to Peregrine at any time. We bid our scrap steel business to potential purchasers on a regular basis.

During 2002, we repurchased 600,000 shares of our common stock from our founding chairman, Merwin J. Ray, for $6,000,000. He is also selling shares in this offering.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to market risks related to changes in interest rates. To manage interest rate exposures, we use fixed and variable debt and interest rate swap contracts. We do not enter into derivative financial instrument transactions for speculative purposes.

In order to mitigate a portion of the market risk on our variable rate debt, we entered into two separate interest rate swap contracts with major financial institutions on August 30, 2001. Under the terms of the first contract which matured in August 2003, we received a LIBOR based variable interest rate and paid a fixed interest rate of 4.24% on a notional amount of $15 million. Under the terms of the second contract, which matures in February 2004, we receive a LIBOR based variable interest rate and pay a fixed interest rate of 4.48% on a notional amount of $15 million. The variable interest rate paid on the contracts is determined based on LIBOR on the last day of the applicable month, which is consistent with the variable rate determination on the underlying debt.

The following table summarizes principal cash flows and related interest rates of our long-term debt and interest rate swaps at September 30, 2003 by expected maturity dates. The weighted average interest rate of the fixed-rate debt is based on the actual average rates at September 30, 2003. The variable-rate debt is based on actual rates at September 30, 2003. The variable-rate debt consists primarily of the line of credit of which $89,000,000 is outstanding at September 30, 2003.

					Fair market
	2004	2005	Thereafter	Total	value

	(in thousands except for interest rates)
Long-term debt (fixed)	$5,720	$5,680	$—	$11,400	$11,887
Weighted average interest rates	8.52%	8.52%
Long-term debt (variable)	$—	$89,000	$—	$89,000	$89,000
Weighted average interest rates	2.88%	2.88%
Interest rate swaps, net	$252	$—	$—	$252	$252

Foreign Currency Risk

The translation of the assets and liabilities of our Mexican subsidiary from their local currencies to the U.S. dollar subjects us to exposure related to fluctuating exchange rates. We do not use any derivative instruments to manage this risk.

Our Mexican subsidiary uses the peso as the functional currency and the assets and liabilities of our Mexican subsidiary are translated into U.S. dollars at the year-end rate of exchange. Resulting translation adjustments were $2,201,000, $1,714,000 and ($121,000) during fiscal 2003, 2002 and 2001, respectively, and are reported as a component of comprehensive loss (income). A stronger exchange rate of the peso relative to the U.S. dollar of 1% at September 30, 2003 would result in additional comprehensive income of approximately $200,000. Likewise, a weaker exchange rate of the peso relative to the U.S. dollar of 1% at September 30, 2003 would result in additional comprehensive loss of approximately $200,000.

However, this exposure is mitigated somewhat by a large percentage of transactions denominated in the U.S. dollar. The effect of the change in the exchange rate from the date a transaction is initiated until the date a transaction is settled with a cash receipt or cash payment is recorded as a transaction gain or loss in our financial statements. Foreign currency transaction gains (losses) included in sales were $353,000, $371,000 and ($256,000) during fiscal 2003, 2002 and 2001, respectively. A stronger average exchange rate of the peso during fiscal 2003 relative to the U.S. dollar of 1% would result in additional foreign currency transaction losses of approximately $100,000. Likewise, a weaker average exchange rate of the peso during fiscal 2003 relative to the U.S. dollar of 1% would result in additional foreign currency transaction gains of approximately $100,000.

Impact of Recently Issued Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS No. 121 and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 121 also amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. We adopted SFAS No. 144 on October 1, 2002 and the adoption of SFAS No. 144 did not have a material impact on our financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Exit or Disposal Activities.” SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including certain lease termination costs and severance-type costs under a one-time benefit arrangement rather than an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 requires liabilities associated with exit or disposal activities to be expensed as incurred and will impact the timing of recognition for exit or disposal activities that are initiated after

December 31, 2002. We adopted the provisions of SFAS No. 146 during the quarter ended March 31, 2003 and the adoption of SFAS No. 146 did not have a material impact on our financial position, results of operations or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34,” (FIN 45). FIN 45 requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45 requires disclosure about each guarantee even if the likelihood of the guarantor’s having to make any payments under the guarantee is remote. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of the recognition provision of FIN 45 did not have a material impact on our financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB 51” (FIN 46). The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting right (variable interest entities, or VIEs) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). The provisions of FIN 46, as amended by FASB Staff Position 46-6, “Effective Date of FIN 46” and FIN 46R, are effective immediately for VIEs created after January 31, 2003 and no later than March 31, 2004 for VIEs created before February 1, 2003. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest make additional disclosure in filings issued after January 31, 2003. We have determined that we do not have any variable interest entities and the adoption of FIN 46 does not have an impact on our financial position, results of operations or cash flows.

The FASB also recently issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Standard requires that certain freestanding financial instruments be classified as liabilities, including mandatorily redeemable financial instruments, obligations to repurchase the issuer’s equity shares by transferring assets and certain obligations to issue a variable number of shares. The provisions of SFAS No. 150 relating to certain mandatorily redeemable noncontrolling interests, as amended by FASB Staff Position 150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under SFAS No. 150,” have been deferred indefinitely. The provisions of SFAS No. 150 are effective immediately for all other financial instruments. The adoption of SFAS No. 150 did not have a material impact on our financial position, results of operations or cash flows.

Business

Overview

Our company was founded in 1971 with the vision to become the leader in the steel processing industry and we are now one of the largest independent flat-rolled steel processors in North America. We purchase commercial tolerance steel in coils from major integrated steel mills and mini-mills. We process these coils to precise tolerances that are unavailable from primary steel producers. In fiscal 2003, we, along with our joint ventures, performed value-added processing on approximately two million tons of steel. We have been profitable every year since our initial public offering in 1985 and since then have increased sales at a compound annual growth rate of 13.3%.

In fiscal 2003 and 2002, we generated sales of $512.7 million and $475.4 million, respectively. We increased our sales in fiscal 2003 despite the weak economy. We have successfully expanded sales by capitalizing on our geographic presence and broad capabilities as our customers continue to reduce suppliers and outsource non-core products. We believe we are well positioned to capitalize on these market trends.

Our North American platform of 21 facilities, including our joint ventures, is strategically positioned in steel producing and consuming markets near customers and suppliers to ensure efficient just-in-time delivery of products throughout the United States and Mexico. We utilize the most advanced equipment to produce high-quality steel products and specialize in meeting exact specifications for customers in a variety of industries and end markets. Our broad geographic coverage allows us to provide our customers with efficient just-in-time delivery.

We, along with our joint ventures, have consistently increased our processes and capabilities, adding 20 facilities and over 100 installations of precision equipment since our initial public offering. Since fiscal 1994, we have invested approximately $44 million in five acquisitions, approximately $162 million in capital expenditures and approximately $9 million establishing our two joint ventures. We intend to continue to pursue growth through acquisitions, expansion of existing facilities, Greenfield construction and development of our joint venture operations.

Our two joint ventures have given us access to new markets. Operating since 1987, Mi-Tech Steel, of which we own 50%, provides high volume, high quality steel processing for the growing Japanese transplant markets and the domestic automotive and appliance industries. Mi-Tech Steel generated sales of $142.6 million in fiscal 2003 and currently operates five facilities. Our other joint venture, Ferrolux Metals, of which we own 49%, is a certified minority-owned business enterprise that operates a processing facility in Michigan specializing in steel processing for exposed automotive applications.

During 2003, we focused our capital projects on plant and capacity expansions, along with automation and process improvements. These strategic investments included a doubling of our blanking capacity in the United States and Mexico and a doubling of overall capacity at our facilities in Berkeley, South Carolina and Cleveland, Ohio. Our acquisition of an idled value-added steel processing facility in Ottawa, Ohio broadens and complements our existing cold-rolled strip capabilities and nearly doubles our annealing capacity. Mi-Tech Steel opened a new facility near Jackson, Mississippi and is already adding additional processing equipment. Mi-Tech Steel has also reopened its slitting operation in Decatur, Alabama.

Our Competitive Strengths

We believe the experience and commitment of our employees and our aggressive, growth-oriented culture and determination have allowed us to become a recognized industry leader with the following strengths:

Customer-Focused North American Platform

We have a network of 21 facilities, including our joint ventures, throughout North America. Our facilities are strategically located near customers and suppliers to ensure efficient just-in-time delivery of products across the markets we serve and have enabled us to provide marketing and supply logistics programs to key customers. Our geographic presence has provided us numerous opportunities to develop our relationships with many customers who value our ability to provide precision steel products to their multi-plant North American locations. We currently ship to over 850 customer locations across 38 states, Canada and Mexico in various end markets including automotive, appliance, lawn and garden, office furniture, agriculture, railcar, construction, hardware and consumer goods.

Industry Leading Capabilities

Our technologically advanced and modern slitting, rolling, annealing, pickling, edging and blanking equipment enables us to produce high quality flat-rolled steel products. The majority of our Greenfield facilities have been built since the early 1990’s and each of our five acquired facilities has been upgraded through follow-on investments. In each of our facilities, we have installed and maintained state-of-the-art steel processing equipment to meet our customers’ demanding quality and service requirements.

Ability to Successfully Integrate Acquisitions and Develop Joint Ventures

We have identified and capitalized on market opportunities through acquisitions and joint ventures to increase our portfolio of world-class facilities. These new facilities are integrated into our network and benefit from our strong national presence. As new facilities are incorporated into our existing business, we realize additional benefits including broader processing capabilities, improved production planning and enhanced customer service.

Advanced Information Systems Enhancing Customer Service and Operational Efficiency

We utilize our information systems in order to balance inventory and production. This proprietary system triggers order replenishment and inventory fulfillment, improving inventory turnover, enhancing productivity and reducing operating costs. Additionally, our production planning system has improved on-time delivery performance to our customers. Our internet services allow customers, on a real-time basis, to view their order status, historical usage, material certifications and release material for delivery directly from our facilities. Our system has achieved widespread customer acceptance, enabling us to further strengthen our relationships with key accounts.

Strong Financial Position

Our financial position provides us flexibility to pursue our strategic growth plan and strengthen our relationships with our suppliers and customers. Our strong balance sheet has allowed us to maintain our debt financing on an unsecured basis. We are able to negotiate favorable terms with our raw material suppliers in the areas of pricing, supplies, service and quality as a result of the liquidity provided by this debt financing. Our relatively low debt to capitalization ratio and debt capacity allows us the flexibility to continue pursuing our strategic growth plan. In addition, we do not have any liabilities for post-employment benefits under-funding and are free from the expenses associated with carrying such liabilities.

Successful Management Team and Highly Skilled Workforce

We have a strong management team and continue to develop our management ranks and recruit talented officers. Our management team has successfully guided us through various economic cycles and business environments and continues to provide us with depth and continuity of experience. They have successfully integrated five acquisitions since 1994. Our strong management team and the incentivized, skilled workforce cultivated by management have been integral to our success. Our positive relationship with our employees (more than 90% being non-union) and their commitment to our business have enhanced our entrepreneurial, growth-oriented culture. Our employees participate in focused performance-based incentive programs. Our company-wide incentive plans are based on quality, customer service, efficiency and yield. These programs have proven effective in aligning our workforce’s goals with those of our shareholders.

Our Business Strategy

Our strategic objective is to expand our leadership position in the steel processing industry. We believe we are well positioned to capitalize on current market trends. Continued customer outsourcing, increasing growth in domestic and transplant automotive markets and consolidation in the steel processing industry create a favorable growth environment for us. We plan to achieve our objective through the disciplined execution of our strategy:

Our Targeted Growth Plan

We are, and intend to remain, exclusively focused on the niche market for flat-rolled steel products between steel producers and end-product manufacturers. We are committed to technological innovation and endeavor to provide the best services for processing flat-rolled steel. We intend to continue to pursue market share expansion through our growth plan, including strategic acquisitions, expansion of existing facilities, Greenfield construction and development of our joint venture operations. In addition, we intend to continue to seek investments, or make capital expenditures, in markets where we can achieve returns above our cost of capital.

Customer-Driven Market Focus

We are continually identifying and assessing the needs of our customers and will continue to undertake initiatives to fulfill those needs. We intend to strengthen our long-term relationships with both our suppliers and our customers. Our excellent customer and supplier relationships will continue to create opportunities for us in the growing market niche between steel producers and end-product manufacturers.

Capitalize on our North American Platform

We plan to use our broad geographic coverage and diverse steel processing capabilities to fulfill the expanding needs of the markets we serve. We believe our ability to provide customers efficient just-in-time delivery gives us a continuing strategic advantage in the marketplace. We also intend to continue to utilize our broad sales force to identify additional opportunities with existing and new customers.

Operational Excellence

We intend to continue to develop our strong culture through effective leadership development and ongoing continuous improvement programs. These programs are focused on the growth and development of our workforce along with initiatives geared toward driving efficiencies, quality and service enhancements across all areas of our company.

Steel Processing

Our production facilities are strategically located near customers and suppliers to ensure efficient just-in-time delivery of products across the markets we serve. Together with our joint ventures, we have 21 facilities. Steel Technologies’ facilities are located in Kentucky, Indiana, Missouri, Michigan, Ohio, North Carolina, South Carolina and Mexico. Each of our Steel Technologies facilities maintains one or more internationally recognized Quality Management Systems such as QS9000 or ISO 9001. Mi-Tech Steel has facilities in Alabama, Indiana, Mississippi and Tennessee and it has an interest in a facility in California. We also own 49% of Ferrolux Metals, a certified minority-owned business processing steel for exposed automotive applications, which has a facility in Michigan.

Our principal processing capabilities, among others, include:

•	Pickling and Leveling. A chemical process using an acidic solution to remove surface oxide which develops on hot-rolled steel and may also be performed in conjunction with coating and lubricating steel;

•	Slitting. Coils are cut to specific widths on precision machines called slitters. Coils of fully-processed strip or wide sheet coil are passed through rotary slitting knives and rewound in narrow-width coils as required by customer specifications;

•	Cold Reducing. Coils are reduced in thickness on high-powered precision rolling mills to achieve exact tolerances in thickness, finish and mechanical properties;

•	Annealing. Steel is heat treated in high convection, 100% hydrogen furnaces to recrystalize the internal structure, creating a softer, more workable material;

•	Cut-to-length. Cuts and levels steel to exact shapes and widths;

•	Blanking. Steel is stamped in blanking presses utilizing precision tools and dies to generate flat steel shapes that are subsequently formed by our customers into finished parts;

•	Multi-Blanking. Coils are cut to specified multiple widths and then sheared to a precise length;

•	Oscillating. Steel is produced on multi-head slitting and oscillate winding equipment as a means of producing exceptionally long lengths of narrow strip steel by winding consecutive coils, much like thread is wound on a spool;

•	Laser-cutting. The laser-cutting of steel parts in excess of one-inch thick to precise customer specifications;

•	Edging. The process of conditioning the edge of the steel to eliminate jagged edges or burrs;

•	Automotive Inspection. Inspection of a coil to ensure surface quality suitable for automotive body panels; and

•	Edgetrimming. The process of trimming the edge of a steel coil creating a clean-cut slit edge.

Our processed products include: cold-rolled strip and sheet, cold-rolled one-pass strip, high carbon and alloy strip and sheet, hot-rolled sheet, high strength low alloy strip and sheet, coated strip and sheet, hot-rolled pickled and oiled sheet and tin plate. Both our own and our joint venture operations utilize the most technologically advanced and modern equipment in the industry, including: 15 rolling mills, 36 slitting lines, 13 cut-to-length lines, two multi-blanking lines, two exposed inspection lines, five blanking presses, three oscillating slitters, three edging lines, 33 annealing units, two pickling lines, and laser cutting capabilities.

We purchase inventory to match a specific customer’s requirements based on their forecasted or historical usage. The customer’s orders are entered into a computerized order entry system and appropriate inventory is then selected and scheduled for processing in accordance with a specified delivery date. We maximize yield from our inventory by scheduling customer orders to use, to the fullest extent practicable, the purchased widths of our inventory.

We have been willing to invest in the technology, equipment and inventory required to further process steel for use in manufacturing operations. Our industry has experienced a reduction in the overall number of processors due to the increasing cost of entry and the rationalization by purchasers of processed steel of the number of suppliers they utilize. These industry forces have created a market in which the strength of our business is based upon our capability to process steel to more precise specifications and to service the steel purchasing and delivery requirements of our customers more expeditiously than the primary steel producers.

We have achieved high quality and productivity levels by using technologically advanced, modern and efficient equipment to perform the pickling, slitting, cold reduction, annealing and blanking processes. Our pickling facility is capable of high volume pickling, leveling, coating and slitting of hot rolled steel to specifications greater than industry standards. Our slitting lines are capable of maintaining width tolerances of +/- 0.002 inches. We have computerized all of our rolling equipment, which has improved its capability to deliver flat-rolled steel products processed to closer than standard tolerances. Our computerized rolling mills are capable of maintaining thickness tolerances of +/- 0.0003 inches.

Computers monitor thickness during the cold reduction process, rapidly adjusting roll position to maintain the proper tolerance as the steel passes through the rolling mill. The computers also provide both visual displays and documented records of the thickness maintained throughout the entire coil. Annealing is accomplished in high convection bell furnaces that feature extraordinary thermal consistency, rapid water cooling and advanced atmosphere controls for good surface cleanliness of the rolled steel product. Our blanking lines are capable of producing blanks from coils up to 84 inches in width and a maximum gauge of 0.25 inches thick. The flatness of the steel is controlled by an automatic hydraulic leveler and diagnostic equipment that continually monitors the steel during processing to minimize scrap and provide up-to-the minute production information.

Joint Venture Operations

Mi-Tech Steel, Inc.

In April 1987, we formed Mi-Tech Steel, Inc., 50% of which is owned by us and 50% of which is owned by a subsidiary of Mitsui & Co. of Tokyo, Japan. Mi-Tech Steel was established to own and operate high-volume, high quality steel processing facilities to serve Japanese transplant and domestic automotive and appliance parts manufacturers located in the United States. Mitsui provides its commercial expertise with Japanese automotive and appliance producers, while we provide operational, technical service, commercial, purchasing and accounting support. Many of these services are provided to Mi-Tech Steel through a management services agreement. We and Mitsui receive fees under this agreement. In fiscal 2003, we received $741,000 in fees from Mi-Tech Steel.

Mi-Tech Steel’s initial processing facility was opened in December 1987 in Murfreesboro, Tennessee, strategically selected for its proximity to various automotive and automotive part manufacturers and appliance customers. In January 1990, Mi-Tech Steel opened a second processing facility in Greensburg, Indiana, again, strategically located close to various Japanese transplant automotive manufacturers and their associated part suppliers. A third processing facility, with pickling and slitting capabilities, opened in December 1997 in Decatur, Alabama. The Decatur facility was closed in mid-2001 in anticipation of one of its primary suppliers, a nearby mini-mill, discontinuing its operations. Mi-Tech Steel recorded an impairment charge associated with the closing of its Decatur facility based on its estimates of fair value. The Decatur facility’s slitting section was reopened in mid-2003 as a result of the reopening of the nearby mini-mill under new ownership. A fourth steel processing facility was opened in September 2003 in Madison, Mississippi, to facilitate all of the steel processing requirements of Nissan Motor Company’s nearby automobile production manufacturing facility.

Currently, Mi-Tech Steel’s value-added capabilities are slitting, cut-to-length, blanking and automotive inspection as well as a variety of inventory management and just-in-time services. The facilities in Tennessee and Indiana are QS9000 and ISO 9001 certified, while each of the Alabama and Mississippi facilities are on schedule for ISO 9001 certification. Mi-Tech Steel is highly regarded as a quality steel processor with recent awards from well known companies, including the Calsonic North America Eagle Award, the Denso Certification of Merit Award and the Nissan Outstanding Quality Achievement Award.

Ferrolux Metals Co. LLC

In September 2001, we purchased a 49% stake in Ferrolux Metals Co., LLC. Ferrolux Metals is a minority-owned and certified business enterprise that operates a facility in Wayne, Michigan as a steel processor specializing in exposed automotive steel processing and just-in-time services.

Quality Control and Technical Services

The ability to obtain high quality steel from suppliers on a consistent basis is critical to our business. Through our technical services department, we have instituted strict quality control measures to assure that the quality of purchased raw materials will allow us to meet the specifications of our customers and to reduce the costs of production interruptions resulting from lesser quality steel. Physical, chemical and metallographic analyses are performed on selected raw material to verify acceptable mechanical and dimensional properties, cleanliness, surface characteristics and chemical content. Similar analyses are conducted on processed steel on a selected basis before delivery to the customer. We also use statistical process control techniques to monitor our slitting and cold reduction processes to allow management to verify to customers that certain required tolerances have been continuously maintained throughout processing. This close attention to product quality has enabled us to limit the amount of customer returns and allowances. Our metallurgical laboratories are located at the Eminence, Kentucky and Ottawa, Ohio facilities.

Our Technical Services Department is comprised of metallurgical engineers, quality management system employees and laboratory technicians. These individuals are located at our various facilities and are closely involved with many aspects of our business, with strong emphasis on sales, purchasing and quality assurance. In addition to administering our testing and laboratory facilities, they provide input into process design and control, product quality and material specifications. The metallurgical engineers work closely with our sales department to assist our customers with the selection of appropriate flat-rolled steel products for new applications. Technical Services personnel play a major role in providing metallurgical assistance to our customers and suppliers. They work closely with our purchasing department to assure appropriate supply from our vendor base and play an essential part in our ISO quality system registrations.

Properties

Our principal processing plants and distribution facilities are as follows:

		Year Opened/	Equipment
Plant Location	Square Footage	Acquired	Array(1)

Steel Technologies
Eminence, Kentucky	227,700 sq.ft.	1971	S, R, A, B
Portage, Indiana	242,000 sq.ft.	1987	S, R, A, E
Canton, Michigan	230,000 sq.ft.	1991	S, R, A
Monterrey, Mexico	80,000 sq.ft.	1994	S, R, C, B
Ghent, Kentucky	230,000 sq.ft.	1995	S, P
Puebla, Mexico	14,000 sq.ft.	1997	Z
Clinton, North Carolina	110,000 sq.ft.	1997	S, C
Clinton, North Carolina	35,000 sq.ft.	1998	Z
Cleveland, Ohio	77,000 sq.ft.	1998	S, C, R, M
Berkeley, South Carolina	140,000 sq.ft.	1999	S, C, M
Kennett, Missouri	94,000 sq.ft.	2000	L
Matamoros, Mexico	50,000 sq.ft.	2000	S, C
Ottawa, Ohio	145,000 sq.ft.	2003	S, R, A, O, E
Queretaro, Mexico	16,000 sq.ft.	2003	Z
Mi-Tech Steel
Murfreesboro, Tennessee	236,000 sq.ft.	1987	S, T, I
Murfreesboro, Tennessee	50,000 sq.ft.	1999	C
Greensburg, Indiana	200,000 sq.ft.	1990	B, C, S
Decatur, Alabama	160,000 sq.ft.	1997	S
Madison, Mississippi(2)	130,000 sq.ft.	2003	S, T, I
San Diego, California(3)	60,000 sq.ft.	1999	S, C
Ferrolux Metals
Wayne, Michigan	80,000 sq.ft.	2001	I, S

(1)	A=Annealing B=Blanking C=Cut-to-Length E=Edging I=Automotive Inspection	L=Laser-cutting M=Multi-Blanking O=Oscillating P=Pickling and Leveling	R=Cold Reduction S=Slitting T=Edgetrimming Z=Storage

(2)	The Madison, Mississippi facility is currently 80,000 square feet and is undergoing a 50,000 square-foot expansion.

(3)	The San Diego Coil Center facility is owned by Mi-Tech Steel (30%) and Mitsui & Co., Ltd. (70%).

Each of the Puebla facility, Queretaro facility and 35,000 square-foot Clinton facility are leased. The 50,000 square-foot Mi-Tech Steel facility in Murfreesboro and the Ferrolux Metals facility in Wayne are also leased. In 1999, we purchased the real property used for processing in North Carolina and Ohio. Prior to that, we had lease arrangements with these facilities. Our 60,000 square-foot Elkton, Maryland facility was sold in 2003. All operating properties are in good repair and in suitable condition for the purposes for which they are used.

Our executive offices are located in Louisville, Kentucky in a 30,000 square-foot building owned by us. Our administrative services offices are located in 4,400 square feet of leased space in Louisville, Kentucky.

Sales and Marketing

We employ a highly skilled and experienced sales and marketing staff consisting of field sales people assigned to seven regions located throughout the markets we serve. This group is primarily responsible for selling our products and services to both existing and new accounts. They cover 38 states, Canada and Mexico and service all market segments. Their efforts are centrally coordinated by a Senior Vice President of Sales and eight Regional Vice Presidents or Regional Managers. In addition, we have a centralized customer service team that manages the daily sales and service requirements of existing and potential customers. Our sales and marketing staff plays a key role in cultivating new markets and identifying growth opportunities. Our advertising, marketing and sales expenses were less than 2% of sales during fiscal 2003, 2002 and 2001.

Customers and Distribution

We produce to customer order rather than for inventory. Although some blanket orders are taken for periods of up to one year, such blanket orders represent a projection of anticipated customer requirements and do not become firm orders until the customer calls for delivery of specified quantities of particular products at specified times. We are therefore required to maintain a substantial inventory of raw material to meet the short lead times and just-in-time delivery requirements of many of our customers. Customers typically place firm orders for delivery within two to three weeks.

We also “toll process” steel for steel mills, large end-users, service centers and other processors. Under toll processing, we perform certain processes on the steel while the customer retains title to the steel and has the responsibility for the end product.

We process steel for sale to a variety of industrial customers, including those in the automotive, appliance, lawn and garden, office furniture, agriculture, railcar, construction, hardware and consumer goods markets. In fiscal 2003, 2002, and 2001, direct sales to the automotive industry accounted for 10%, and sales to the automotive supply industry accounted for 50%, of our total sales. No single customer accounted for more than 10% of our sales in fiscal 2003. We believe our long-term relationships with our major customers are a significant factor in the success of our business.

We supply processed steel to over 850 customer locations across 38 states, Canada and Mexico. Our customers are generally located within 300 miles of one of our plants. The location of our facilities near concentrations of customers permits the efficient distribution of our products by truck. Independent trucking companies afford a convenient and expeditious means for shipping approximately two-thirds of our products to our customers. We also maintain a fleet of trucks to provide flexible delivery service to those customers who do not arrange for their own shipping needs.

Suppliers and Raw Materials

We have long-term relationships with key suppliers to support our raw material requirements. Raw material meeting our quality specifications is purchased from both integrated and mini-mill steel producers. Our raw material suppliers are primarily North American producers that are selected based on their capabilities, product range and proximity to our locations. All our raw material is purchased to a specific customer’s requirements based on their forecast or historical usage. We support the just-in-time delivery requirements of our customer base and maintain inventory levels based on customer demand and raw material lead times.

In fiscal 2003, we obtained steel for processing from a number of integrated and mini-mill sources close to our facilities and a limited number of foreign steel companies. We obtain the raw material that we require by ordering steel with specified physical qualities and alloy content. We believe that we are not dependent on any one of our suppliers for raw material and that our relationships with our suppliers are good.

The steel industry as a whole is cyclical and pricing can be volatile as a result of general economic conditions, labor costs, competition, import duties, tariffs and currency exchange rates. In addition, the supplier base is shrinking through consolidation. This volatility and reduction in the number of suppliers has significantly affected steel costs and availability. From fiscal 2001 to 2002, our average cost of materials sold decreased 4%. From fiscal 2002 to 2003, our average cost of materials sold increased 17%.

In fiscal 2001, raw material prices declined to historic levels followed by steel shortages created by various steel producers shutdowns or capacity reductions. These factors lead to a significant escalation of raw material costs in the first three quarters of fiscal 2002. Subsequently, increase in capacity in the latter portion of fiscal 2002 relieved the tight supply condition in the steel market resulting in gradual declines in steel pricing in the fourth quarter of fiscal 2003. Recently, our steel suppliers have been significantly impacted by the shortage of raw materials resulting in unprecedented cost increases affecting scrap, coke, iron ore and energy. As a result, the North American steel producers have implemented temporary raw material surcharges to offset these costs until these shortages subside. We are currently subject to raw material price increases and surcharges from our suppliers. We intend to pass on these price increases and surcharges to our customers. To the extent we are unable to do so, our operating income and profitability could be adversely affected.

The steel tariffs implemented in 2002 may have had the effect of reducing supply from importers. In December 2003, the steel tariffs were eliminated. We believe a weaker U.S. dollar, shipping costs and recent domestic steel industry consolidation have had, and may have, more of an impact on the pricing and availability of steel inventory in the U.S. than tariffs.

Working Capital Practices

We extend credit to our customers after an evaluation of their creditworthiness using information obtained from the customer’s credit application, financial statements and published information from credit monitoring service providers. Our terms are granted based on customer creditworthiness, competitive considerations, and other specific factors. Our days sales outstanding averaged 52 days during fiscal 2003. We expect average days sales outstanding to decrease to 50 days during the second quarter of fiscal 2004.

We are required to maintain substantial inventories in order to accommodate the short lead times and just-in-time requirements of our customers. Accordingly, we generally maintain our inventory at levels that we believe our sufficient to satisfy the anticipated needs of our customers based upon historical or forecasted usage and market conditions. Our inventory on hand averaged 65 days during fiscal 2003. We expect average inventory days to decrease to 60 days during the second quarter of fiscal 2004.

We are able to negotiate favorable terms with our raw material suppliers because our strong balance sheet has allowed us to maintain our financing on an unsecured basis. Our average payment days to suppliers was 38 days during fiscal 2003. Recently, more restrictive credit terms implemented by major suppliers have resulted in the lowering of average days payable outstanding. We expect average payment days to suppliers to decrease to 33 days during the second quarter of fiscal 2004.

We allow sales returns within a limited time period after customer takes title to the material in the event that we agree with the customer’s determination that the processed steel does not meet their specifications. The impact of sales returns are mitigated in certain circumstances when our supplier grants us a return if they agree with our determination that the steel purchased did not meet our specifications in our purchase order. Our close attention to product quality has enabled us to limit the amount of sales returns and allowance to less than 2% of sales in fiscal 2003.

Management Information Systems

We utilize a combination of mainframe and server technology and all of our locations are connected by a secure network. Our proprietary software applications manage inventory levels and status, customer requirements, order fulfillment, equipment capacity, production data, shipment status and invoicing. Our applications allow the flexibility to meet unique customer requirements and demanding service expectations. Our customer service website provides twenty-four-hours-a-day and seven-days-a-week access to order information, material certification and product history on a real time basis. In addition, real time shipping release and shipment status information is available. Our focus is to continually improve all areas of our system to maximize efficiency and improve customer satisfaction. We continue to update and upgrade our proprietary and commercially available systems and computer hardware in order to maximize our efficiency and effectiveness.

Employees

As of December 31, 2003, Steel Technologies employed approximately 1,068 full-time people, of which approximately 104 are represented by collective bargaining agreements. We have never experienced a significant work stoppage and consider our employee relations to be good.

Environmental, Health and Safety Regulations

Our operations are subject to various environmental statutes and regulations, including those addressing materials and processes used in the processing of our products. In addition, certain of our operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. We believe that we are in material compliance with all environmental laws, regulations and permits and that we have made sufficient capital expenditures to maintain compliance with existing laws and regulations.

Our operations are also governed by laws and regulations relating to workplace safety and worker health including those concerning occupational injury and illness and employee exposure to hazardous materials. We believe that we are in material compliance with these laws and regulations.

Legal Proceedings

We are a party to certain legal actions relating to commercial disputes and other routine matters in the ordinary course of business. We do not believe that any liability which might result from any of these actions would have a material adverse effect on our financial condition, results of future operations or cash flows. We maintain liability insurance against risks arising out of the normal course of business.

Management

The following are the members of our Board of Directors and our executive officers:

Name	Age	Position(s) Held

Bradford T. Ray	46	Chairman of the Board and Chief Executive Officer and Director
Michael J. Carroll	46	President and Chief Operating Officer and Director
Howard F. Bates, Jr.	57	Vice President — Technical Services
Joseph P. Bellino	53	Chief Financial Officer and Treasurer
Stuart N. Ray	41	Vice President and Director; President and Chief Operating Officer of Mi-Tech Steel, Inc.
Bradley A. Goranson	49	Senior Vice President — Sales
Merwin J. Ray	75	Director and Founding Chairman
Doug A. Bawel(1)(2)	48	Director
Jimmy Dan Conner(1)	50	Director
Mark G. Essig(1)(2)	46	Director
William E. Hellmann	54	Director
Andrew J. Payton(1)(2)	45	Director

(1)	Member of the Compensation Committee.

(2)	Member of the Audit Committee.

Our board of directors is divided into three classes serving staggered terms. One-third of the directors are elected at each annual meeting of shareholders for a term of three years to hold office until their successors are elected and qualified. In compliance with the new Nasdaq Stock Market listing requirements, a majority of the directors are independent. All of our officers serve at the discretion of our board of directors.

Mr. Bradford T. Ray, Chairman of the Board and Chief Executive Officer of our company, is the brother of Stuart N. Ray, Director and Vice President of our company, and son of Merwin J. Ray, Director and Founding Chairman of our company.

Mr. Bradford T. Ray has served as Chairman of the Board since January 2002, Chief Executive Officer of our company since November 1999 and Director since 1989. He previously held the positions of President and Chief Operating Officer from November 1994 to November 1999. He also serves as a Director of Mi-Tech Steel.

Mr. Michael J. Carroll has served as President and Chief Operating Officer of our company since November 1999 and Director since 1992. He previously held the position of Executive Vice President from January 1995 to November 1999. He also serves as a Director of Mi-Tech Steel.

Mr. Howard F. Bates, Jr. has served as Vice President-Technical Services of our company since November 1981 and Director from 1985 until 2004.

Mr. Joseph P. Bellino has served as Chief Financial Officer and Treasurer of our company since 1997 and Director from 2002 until 2004.

Mr. Stuart N. Ray has served as Vice President of our company since 1995 and Director since 2002. He has served as President and Chief Operating Officer and a Director of Mi-Tech Steel since 1995.

Mr. Bradley A. Goranson has served as Senior Vice President — Sales of our company since 2000. He previously held the position of Vice President — Manufacturing from 1998 to 2000 and has held various other sales positions with our company since 1984.

Mr. Merwin J. Ray has served as a Director since 1971 and Founding Chairman since January 2002. He previously held the position of Chairman of the Board from the inception of our company in 1971 to January 2002 and Chief Executive Officer from May 1985 to November 1999.

Mr. Doug A. Bawel has served as a Director of our company since 1999. He also has served as President and Chief Executive Officer of Jasper Engine and Transmission Exchange since 1987.

Mr. Jimmy Dan Conner has served as a Director of our company since 1995. He also is a Vice President of Branch Banking and Trust Insurance Services, Inc. Mr. Conner was President of Old Colony Insurance Service, Inc. from January 1993 until it was acquired by Branch Banking and Trust on May 1, 2003.

Mr. Mark G. Essig has served as a Director of our company since 2003. In addition, since September 2002 he has served as President and Chief Executive Officer of Barjan Products, LLC in Rock Island, Illinois. He previously held the positions of President and Chief Executive Officer of GS Industries, Inc. from 1998 to 2002 and Chairman from 2000 to 2002. He was also Executive Vice President of AK Steel Corp. from 1992 to 1997.

Mr. William E. Hellmann has served as a Director of our company since 1985. He also is a member of Stites & Harbison, PLLC, Louisville, Kentucky. Stites & Harbison serves as an outside counsel to our company.

Mr. Andrew J. Payton has served as a Director of our company since 1997. He also is the owner and President of Payton & Associates, an executive and professional recruiting and consulting firm located in Louisville, Kentucky. He has been owner and President since October 1995.

Principal and Selling Shareholders

The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 31, 2003, and as adjusted to reflect the sale of 2,500,000 shares of common stock by our company and 200,000 shares of common stock by the selling shareholders, by:

•	each person who we know owns beneficially more than five percent of our outstanding common stock;

•	each of our directors and executive officers; and

•	all of our directors and officers as a group.

In accordance with the SEC’s rules, the following table gives effect to the shares of our common stock that could be issued upon the exercise of outstanding stock options under our stock option plans which are either presently exercisable or will become exercisable within 60 days of the date of this prospectus. Except as otherwise indicated, each person or entity shown has sole voting and investment power with respect to the shares of common stock owned by him or it. Each of the selling shareholders identified in the following table may be deemed to be an underwriter with respect to the shares of common stock that he is offering for resale.

							Beneficial Ownership
							After Offering
	Beneficial Ownership				Beneficial Ownership		(assuming exercise
	Prior to Offering(1)				After Offering		of over-allotment)
				Shares
Name	Number		Percentage	Offered	Number	Percentage	Number	Percentage

Dalton, Greiner, Hartman, Maher & Co.	770,050	(3)	7.86%		770,050	6.26%	770,050	6.06%
565 Fifth Avenue, Suite 2101
New York, New York 10017-2413
Dimensional Fund Advisors Inc.	744,685	(4)	7.60%		744,685	6.06%	744,685	5.86%
1299 Ocean Avenue, 11th floor
Santa Monica, California 90401
Merwin J. Ray(2)	736,212	(5)	7.52%	150,000	586,212	4.77%	586,212	4.62%
Bradford T. Ray(2)	561,983	(6)	5.74%	50,000	511,983	4.16%	511,983	4.03%
Coghill Capital Management, L.L.C.	531,287	(7)	5.42%		531,287	4.32%	531,287	4.18%
One North Wacker Drive, Suite 4350
Chicago, Illinois 60606
Stuart N. Ray	336,687	(8)	3.44%		336,687	2.74%	336,687	2.65%
Michael J. Carroll	133,910	(9)	1.37%		133,910	1.09%	133,910	1.05%
Howard F. Bates, Jr.	60,574	(10)	*		60,574	*	60,574	*
Joseph P. Bellino	45,500	(11)	*		45,500	*	45,500	*
Bradley A. Goranson	24,400	(12)	*		24,400	*	24,400	*
Doug A. Bawel	17,780	(13)	*		17,780	*	17,780	*
Jimmy Dan Conner	15,376	(14)	*		15,376	*	15,376	*
Andrew J. Payton	10,966		*		10,966	*	10,966	*
Mark G. Essig	8,802		*		8,802	*	8,802	*
William E. Hellmann	7,931	(15)	*		7,931	*	7,931	*
All directors and officers as a group (20 persons)	2,068,647	(16)	21.12%		1,868,647	15.20%	1,868,647	14.71%

*	Less than 1%.

(1)	Information with respect to beneficial ownership has been obtained from the our shareholder records and from information provided by shareholders.

(2)	The address for Merwin J. Ray and Bradford T. Ray is 15415 Shelbyville Road, Louisville, Kentucky 40245.

(3)	Based upon a Schedule 13G, reflecting ownership as of December 31, 2003, filed with the SEC by Dalton, Greiner, Hartman, Maher & Co. Includes 746,982 shares held with sole voting power.

(4)	Based upon a Schedule 13G, reflecting ownership as of December 31, 2003, filed with the SEC by Dimensional Fund Advisors Inc. Includes 744,685 shares held with sole voting power.

(5)	Includes 28,844 shares held by Mr. Merwin Ray’s wife.

(6)	Includes 4,985 held by Mr. Bradford Ray’s wife, 53,241 shares held by Mr. Bradford Ray’s children, and 64,000 shares subject to outstanding options.

(7)	Based upon a Schedule 13G, reflecting ownership as of December 31, 2003, filed with the SEC by Coghill Capital Management, L.L.C Includes 531,287 shares held with sole voting power.

(8)	Includes 3,840 shares held by Mr. Stuart Ray’s wife, 46,116 shares held by Mr. Stuart Ray’s children, and 24,000 shares subject to outstanding options.

(9)	Includes 22,364 shares held by Mr. Carroll’s children. Also includes 30,000 shares subject to outstanding options.

(10)	Includes 21,000 shares subject to outstanding options.

(11)	Includes 38,483 shares subject to outstanding options.

(12)	Includes 9,000 shares subject to outstanding options.

(13)	Includes 3,481 shares held by Mr. Bawel’s grandchildren.

(14)	Includes 3,314 shares, the receipt of which has been deferred under the non-employee directors’ stock plan.

(15)	Includes 1,656 shares, the receipt of which has been deferred under the non-employee directors’ stock plan.

(16)	Includes 269,118 shares subject to outstanding options.

Description of Capital Stock

Our authorized capital stock consists of 50 million shares of common stock and 500,000 shares of preferred stock, all without par value. As of December 31, 2003, there were 9,795,865 shares of our common stock issued and outstanding. Upon completion of this offering, there will be 12,295,865 shares of our common stock issued and outstanding, assuming no exercise of the underwriters’ over-allotment option. We have reserved a total of 660,438 shares of common stock for issuance under our stock option plans, of which 569,438 shares were subject to outstanding options as of December 31, 2003, and a total of 6,715 common shares for issuance under our nonemployee directors stock plan. There are no shares of our preferred stock outstanding.

We set forth below a summary description of our capital stock and certain provisions of our articles of incorporation and bylaws and of Kentucky law which may affect the rights of holders of our common stock. We refer you to our articles of incorporation and bylaws, copies of which we filed with the SEC as exhibits to our annual report on Form 10-K for the year ended September 30, 2000.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote of our shareholders, except that shareholders may cumulate votes in the election of directors. Under cumulative voting, the holder of each share of common stock has the right to cast as many votes in the aggregate as he or she owns shares of such stock, multiplied by the number of directors to be elected, and each shareholder may cast the whole number of such votes for one nominee or distribute such votes in any proportion among two or more nominees. Accordingly, holders of less than a majority of the outstanding shares voting for the election of directors may be able to elect one or more directors.

Dividends

Holders of our common stock are entitled to receive dividends, if, as and when such dividends are declared by our board of directors out of assets legally available for such purpose, after payment of dividends required to be paid on any shares of outstanding preferred stock having preferential dividend rights. See “Dividend Policy.”

Redemption, Conversion and Preemptive Rights

The shares of common stock are not redeemable, and holders of our common stock have no preemptive rights or any right to convert their common stock into any other securities. All of the outstanding shares of our common stock are fully paid and non-assessable, and the shares of common stock offered by us, upon payment therefore, will be fully paid and non-assessable.

Liquidation

In the event of any dissolution, liquidation or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for the holders of outstanding preferred stock, if any, our remaining assets will be distributed ratably among the holders of our common stock.

Preferred Stock

Our board of directors has the authority to divide any or all of our preferred stock into one or more series, to fix and determine the relative rights and preferences of the shares of any series, including dividend, conversion and voting rights, terms of redemption, liquidation preferences and sinking fund provisions, and to change shares of one series that have been redeemed or reacquired into shares of another series. Outstanding shares of preferred stock which are redeemed, purchased, converted, exchanged or retired shall have the status of authorized but unissued shares issuable in series by our board of directors with such new relative rights and preferences as our board may determine. Our board of directors has the authority, without approval of our shareholders, to issue preferred stock that has voting and conversion rights superior to our common stock, which could have the effect of deterring, delaying or preventing a change in control. We have reserved for issuance in connection with our shareholder rights plan 200,000 shares of Series A Junior Participating Preferred Stock. We currently have no plans or commitments to issue any other shares of preferred stock.

Limitation of Liability and Indemnification of Directors

Our articles of incorporation contain certain provisions permitted under Kentucky law relating to the liability of our directors. These provisions eliminate a director’s personal liability to us or our shareholders for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, including:

•	for any transaction in which the director’s personal financial interest is in conflict with our financial interests or the financial interests of our shareholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for any vote for or assent to an unlawful distribution to shareholders as prohibited under Section 271B.8-330 of the Kentucky Revised Statutes; or

•	for any transaction from which the director derived an improper personal benefit.

These provisions do not eliminate our right or those of any of our shareholders to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. Our articles of incorporation and bylaws also contain provisions which obligate us to indemnify our directors and officers to the fullest extent permitted by Kentucky law. We believe that these provisions are necessary to attract and retain qualified individuals to serve as directors and officers.

Certain Anti-Takeover Effects of our Articles of Incorporation and Bylaws

Our articles of incorporation and bylaws contain provisions that we describe in the following paragraphs, which may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shareholder’s shares.

   Classified Board of Directors. Our board of directors is divided into three classes serving staggered three-year terms. Vacancies on our board of directors may only be filled by the remaining directors and not by our shareholders.

   Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of our shareholders. In general, notice must be received by us not less than 60 nor more than 90 days prior to the date of the prior year’s annual meeting and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the shareholder submitting the proposal.

   Authorized But Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval, subject to limitations imposed by the Nasdaq Stock Market. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Kentucky Business Combination Law

We are a Kentucky corporation subject to the provisions of Section 271B.12-210 of the Kentucky Revised Statutes, an anti-takeover law. Generally, this statute imposes certain fair price and supermajority voting requirements on business combination transactions and prohibits a publicly held corporation from engaging in a business combination with an interested shareholder for a period of five years after the date of the transaction in which such person became an interested shareholder, unless the business combination is approved by certain directors or shareholders. A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the shareholder. The provisions of this statute may have the effect of encouraging a party or parties interested in acquiring us to negotiate in advance with our board of directors because the shareholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the shareholder becoming an interested shareholder.

Shareholder Rights Plan

We have 200,000 shares of Series A Junior Participating Preferred Stock authorized and reserved for issuance in connection with our shareholder rights plan set forth in our Rights Agreement dated April 24, 1998, with National City Bank, as successor Rights Agent. A copy of our Rights Agreement has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. Each outstanding share of our common stock has, and each share of common stock issued in this offering will have, one right representing the right to purchase one one-hundredth of a preferred share. The exercise price of the rights will be $50 per right, subject to adjustment as set forth in the Rights Agreement. The rights will expire on May 14, 2008, unless redeemed or exchanged prior to that date. Our board may extend the expiration date.

Generally, if any person or group acquires 20% or more of our common stock, the rights holders will be entitled to receive upon exercise of a preferred stock purchase right, the number of shares of common stock that, at that time, have a market value equal to twice the purchase price of the right. The shares of preferred stock acquired upon exercise of a purchase right are not redeemable and are entitled to preferential quarterly dividends. They are also entitled to preferential rights in the event of liquidation. Finally, if any business combination occurs in which our common shares are exchanged for shares of another company, each preferred share will be entitled to receive 100 times the amount received per common share of the company.

If we are acquired in a business combination, the purchase rights holders will be entitled to acquire, for the purchase price, the number of shares of common stock of the acquiring corporation that, at the time, have a market value equal to twice the purchase price of the right. Our board has the right to redeem the purchase rights in certain circumstances for $0.01 per right, subject to adjustment.

The rights plan is designed to protect our shareholders in the event of unsolicited offers to acquire us and other coercive takeover tactics, which, in the board’s opinion, would impair its ability to represent our shareholders’ interests. The rights plan may make an unsolicited takeover more difficult or less likely to occur or may prevent a takeover, even though a takeover may offer our shareholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of our shareholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is National City Bank, 629 Euclid Avenue, Cleveland, Ohio.

Underwriting

We and the selling shareholders have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., McDonald Investments Inc., SunTrust Capital Markets, Inc. and BB&T Capital Markets are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares

CIBC World Markets Corp.
McDonald Investments Inc., A KeyCorp Company
SunTrust Capital Markets, Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.

Total

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about                     , 2004 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us and the selling shareholders that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $          per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $          per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted to the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 405,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be $                    and the total proceeds to us will be $                    . The underwriters have severally agreed that, to the extent the over-allotment is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us and the selling shareholders.

	Paid by Steel Technologies		Paid by Selling Shareholders

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$	$	$	$
Total	$	$	$	$

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $                    .

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We, our officers and directors, and the selling shareholders have agreed to a 90-day “lock up” with respect to all the shares of common stock that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 90-days following the date of this prospectus, we and such other persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.

Our common stock is traded on the Nasdaq National Market under the symbol “STTX.”

Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing Transactions. The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-Allotments and Syndicate Covering Transactions. The underwriters may sell more shares of common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty Bids. If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

•	Passive Market Making. Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resale of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

More than ten percent of the proceeds of this offering will be used to repay indebtedness under our credit facility. SunTrust Bank, one of the lenders under our credit facility, is an affiliate of SunTrust Capital

Markets, Inc., one of the underwriters of this offering. The offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules.

Jimmy Dan Conner, one of our directors, is a Vice President of Branch Banking & Trust Insurance Services, Inc., an affiliate of BB&T Capital Markets, one of the underwriters of this offering.

Legal Matters

We and the selling shareholders are being represented in connection with this offering by Stites & Harbison, PLLC, Louisville, Kentucky. As our counsel, Stites & Harbison, PLLC will provide certain legal opinions to the effect that we have taken all corporate actions required under applicable law to authorize the issuance and sale by us of the shares of common stock in this offering and that the shares offered by us, when issued and sold in accordance with this prospectus, will be duly authorized, validly issued, fully paid and nonassessable. The underwriters are being represented in connection with this offering by Skadden, Arps, Slate, Meagher and Flom LLP, New York, New York.

William E. Hellmann, a member of Stites & Harbison, PLLC, is a director of our company. As of December 31, 2003, Mr. Hellmann beneficially owned 7,931 shares of common stock.

Experts

The consolidated financial statements of both Steel Technologies Inc. and Mi-Tech Steel, Inc. as of September 30, 2003 and 2002 and for each of the three years in the period ended September 30, 2003, included in this prospectus, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

Where You Can Find More Information

We have filed a registration statement on Form S-3 with the SEC in connection with this offering. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents we have filed at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s Internet site at http://www.sec.gov.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement.

Incorporation of Documents That We File with the SEC

All documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the registration statement and prior to termination of the offering, except as stated below, are deemed to be incorporated by reference in this prospectus. Our SEC file number is 0-14061.

Information furnished under Item 12 of our Current Reports on Form 8-K is not incorporated by reference in the registration statement or prospectus.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus, except for any information that is superseded by information included directly in this prospectus. Later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below:

•	Our Annual Report on Form 10-K for the year ended September 30, 2003, except exhibits 32.1 and 32.2;

•	Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2003, except exhibits 32.1 and 32.2;

•	Our Current Report on Form 8-K filed on January 26, 2004; and

•	The description of our common stock contained in Item 1 of our Registration Statement on Form 8-A dated December 10, 1985.

You may request a copy of these documents, at no cost, by written or oral request to:

Steel Technologies Inc.
Attn: Chief Financial Officer
15415 Shelbyville Road
Louisville, Kentucky 40245
(502) 245-2110

Report of Independent Auditors

Board of Directors and Shareholders

Steel Technologies Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Steel Technologies Inc. and its subsidiaries at September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to consolidated financial statements, the Company ceased amortizing goodwill effective October 1, 2002.

PricewaterhouseCoopers LLP

Louisville, Kentucky

October 29, 2003

STEEL TECHNOLOGIES INC.

Consolidated Balance Sheets

	September 30

	2003	2002

	(in thousands, except shares)
ASSETS
Current assets:
Cash and cash equivalents	$2,758	$2,127
Trade accounts receivable, less allowance for doubtful accounts: $1,808 in 2003 and $1,496 in 2002	74,595	72,658
Inventories	84,301	87,741
Deferred income taxes	1,198	1,980
Prepaid expenses and other assets	4,628	2,789

Total current assets	167,480	167,295

Property, plant and equipment (at cost), net of accumulated depreciation	106,615	102,560

Investments in and advances to unconsolidated affiliates	19,604	16,590
Goodwill	18,148	18,148
Other assets	1,328	1,319

	$313,175	$305,912

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$49,609	$65,446
Accrued liabilities	10,353	11,580
Income taxes payable	—	2,158
Long-term debt due within one year	5,720	5,759

Total current liabilities	65,682	84,943
Long-term debt	94,680	74,900
Deferred income taxes	14,872	14,339

Total liabilities	175,234	174,182

Commitments and contingencies
Shareholders’ equity:
Preferred stock, no par value; 500,000 shares authorized; none issued or outstanding	—	—
Common stock, no par value; 50,000,000 shares authorized; issued and outstanding shares: 9,765,409 in 2003 and 9,663,468 in 2002	20,371	18,733
Treasury stock at cost: 2,574,000 in 2003 and 2,519,000 in 2002	(23,169)	(22,090)
Additional paid-in capital	5,098	4,909
Retained earnings	141,073	133,869
Accumulated other comprehensive loss	(5,432)	(3,691)

Total shareholders’ equity	137,941	131,730

	$313,175	$305,912

The accompanying notes are an integral part of the consolidated financial statements.

STEEL TECHNOLOGIES INC.

Consolidated Statements of Income

	For the Years Ended September 30

	2003	2002	2001

	(in thousands, except per share results)
Sales	$512,704	$475,398	$436,655
Cost of goods sold	467,780	415,763	388,363

Gross profit	44,924	59,635	48,292
Selling, general and administrative expenses	28,337	30,024	29,535
Equity in net income (loss) of unconsolidated affiliates (including impairment charge of $7.5 million in 2001)	1,058	1,540	(6,832)

Operating income	17,645	31,151	11,925
Interest expense, net	4,722	4,872	6,346
(Gain) loss on disposals/writeoffs of property, plant and equipment	(369)	814	82

Income before income taxes	13,292	25,465	5,497
Provision for income taxes	4,140	9,671	4,733

Net income	$9,152	$15,794	$764

Weighted average number of common shares outstanding — diluted	9,899	9,886	10,308

Diluted earnings per common share	$0.92	$1.60	$0.07

Weighted average number of common shares outstanding — basic	9,748	9,762	10,267

Basic earnings per common share	$0.94	$1.62	$0.07

Consolidated Statements of Comprehensive Income

	For the Years Ended September 30

	2003	2002	2001

	(in thousands)
Net income	$9,152	$15,794	$764
Foreign currency translation adjustment	(2,201)	(1,714)	121
Change in unrealized loss on cash flow hedges, net of tax expense (benefit) of $287 in 2003, ($153) in 2002 and ($227) in 2001	460	(256)	(364)

Comprehensive income	$7,411	$13,824	$521

The accompanying notes are an integral part of the consolidated financial statements.

STEEL TECHNOLOGIES INC.

Consolidated Statements of Shareholders’ Equity
For the Years Ended September 30, 2003, 2002 and 2001

							Accumulated
	Common Stock		Treasury Stock		Additional		Other
					Paid-In	Retained	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Earnings	Loss	Total

	(in thousands, except per share amounts)
Balances, September 30, 2000	10,460	$17,287	1,570	$(13,811)	$4,909	$120,125	$(1,478)	$127,032
Net income						764		764
Net issuance of common stock under incentive stock option plan	10	61						61
Repurchase of common stock under stock repurchase program	(253)		253	(1,392)				(1,392)
Cash dividends on common stock ($.12 per share)						(1,237)		(1,237)
Foreign currency translation							121	121
Change in unrealized loss on cash flow hedges, net of tax							(364)	(364)

Balances, September 30, 2001	10,217	17,348	1,823	(15,203)	4,909	119,652	(1,721)	124,985
Net income						15,794		15,794
Net issuance of common stock under incentive stock option plan	123	1,385	19	(295)				1,090
Repurchase of common stock under stock repurchase program	(677)		677	(6,592)				(6,592)
Cash dividends on common stock ($.16 per share)						(1,577)		(1,577)
Foreign currency translation							(1,714)	(1,714)
Change in unrealized loss on cash flow hedges, net of tax							(256)	(256)

Balances, September 30, 2002	9,663	18,733	2,519	(22,090)	4,909	133,869	(3,691)	131,730
Net income						9,152		9,152
Net issuance of common stock under incentive stock option plan	102	1,638	55	(1,079)				559
Tax effect of options exercised — disqualifying dispositions					189			189
Cash dividends on common stock ($.20 per share)						(1,948)		(1,948)
Foreign currency translation							(2,201)	(2,201)
Change in unrealized loss on cash flow hedges, net of tax							460	460

Balances, September 30, 2003	9,765	$20,371	2,574	$(23,169)	$5,098	$141,073	$(5,432)	$137,941

The accompanying notes are an integral part of the consolidated financial statements.

STEEL TECHNOLOGIES INC.

Consolidated Statements of Cash Flows

	For the Years Ended September 30

	2003	2002	2001

	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$9,152	$15,794	$764
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	13,878	14,375	14,620
Amortization	—	733	731
Deferred income taxes	1,315	1,252	(995)
Equity in net (income) loss of unconsolidated affiliates	(1,058)	(1,540)	6,832
(Gain) loss on disposals/writeoffs of property, plant and equipment	(369)	814	82
Increase (decrease) in cash resulting from changes in:
Trade accounts receivable	(948)	(8,891)	2,428
Inventories	3,608	(21,518)	12,981
Prepaid expenses and other assets	(1,805)	(1,094)	(665)
Accounts payable	(15,193)	22,779	(1,544)
Accrued liabilities	(2,478)	3,989	2,313

Net cash provided by operating activities	6,102	26,693	37,547

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(14,637)	(7,132)	(9,830)
Proceeds from sale of property, plant and equipment	2,603	865	977
Acquisition	(9,825)	—	—
Distributions from unconsolidated affiliates	45	73	—
Investment in and advances to unconsolidated affiliates	(2,000)	4	(1,203)

Net cash used in investing activities	(23,814)	(6,190)	(10,056)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	58,500	24,000	70,000
Principal payments on long-term debt	(38,759)	(38,735)	(96,249)
Cash dividends on common stock	(1,948)	(1,577)	(1,237)
Repurchase of common stock	(1,079)	(6,887)	(1,392)
Net issuance of common stock under stock option plans	1,638	1,385	61
Other	175	175	175

Net cash provided by (used in) financing activities	18,527	(21,639)	(28,642)

Effect of exchange rate changes on cash	(184)	(117)	62
Net increase (decrease) in cash and cash equivalents	631	(1,253)	(1,089)
Cash and cash equivalents, beginning of year	2,127	3,380	4,469

Cash and cash equivalents, end of year	$2,758	$2,127	$3,380

Supplemental Cash Flow Disclosures:
Cash payments for interest	$4,878	$5,162	$7,232
Cash payments for taxes	$5,636	$6,219	$3,955
Supplemental Schedule of Noncash Investing and Financing Activities:
Fair value of assets acquired	$9,845	$—	$—
Liabilities assumed	20	—	—

Net cash paid	$9,825	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

STEEL TECHNOLOGIES INC.

Notes to Consolidated Financial Statements

1. Summary Of Significant Accounting Policies:

Description of the Business: Steel Technologies Inc. is an intermediate steel processor engaged in the business of processing flat rolled steel to specified thickness, width, temper and finish requirements for customers’ manufacturing processes. A majority of its sales are to industrial customers in North America, manufacturing component parts for use in the automotive industry. Steel Technologies Inc. operates in one reportable segment.

Principles of Consolidation: The consolidated financial statements include the accounts of Steel Technologies Inc. and its majority-owned subsidiaries (the Company). The Company’s investments in unconsolidated affiliates are accounted for by the equity method based on the percentage of common ownership and control. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents: Cash and cash equivalents include highly liquid investments with an original maturity of three months or less. The carrying value of cash equivalents approximates fair value due to the short-term maturity of the securities.

Allowance for Doubtful Accounts Receivable: The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance is maintained at a level considered appropriate based on historical and other factors that affect collectibility. The factors include historical trends of write-offs, recoveries and credit losses; the monitoring of portfolio credit quality; and current and projected economic and market conditions. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of the ability to make payments, additional allowances may be required.

Inventories: Inventories are valued at the lower of cost or market. Cost is determined using the specific identification method for all inventories.

Depreciation and Amortization: Depreciation is computed using the straight-line method with the following estimated useful lives:

Buildings and improvements	10 - 25 years
Machinery and equipment	3 - 12 years

When properties are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts with any resulting gain or loss reflected in results of operations. Maintenance and repairs are expensed in the year incurred. The Company capitalizes interest costs as part of the cost of constructing major facilities. Interest costs of $167,000, $80,000 and $285,000 were capitalized in 2003, 2002 and 2001, respectively.

Goodwill represents the excess of the purchase price over the fair value of net assets acquired through acquisitions accounted for using the purchase method of accounting. Effective October 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142 (SFAS No. 142), “Goodwill and Other Intangible Assets” and ceased amortization of goodwill (see Note 6).

In the event that facts and circumstances indicate that the carrying value of long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with an asset would be compared to the asset’s carrying value to determine if a write-down to market value or discounted cash flow value is required.

Revenue Recognition: The Company recognizes revenue for the sale of Company-owned products when the customer takes title to goods shipped and risk of loss passes to the customer. The Company recognizes revenue from toll processing services upon shipment of goods. Sales returned and allowances are recorded as reductions to sales and are provided for based on historical experience and current customer activities.

STEEL TECHNOLOGIES INC.
Notes to Consolidated Financial Statements — (Continued)

Stock-Based Compensation: At September 30, 2003, the Company had stock-based compensation plans which are described more fully in Note 13. As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation” and amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” the Company follows the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations in accounting for its stock option plans under the intrinsic value based method. Accordingly, no stock-based compensation expense has been recognized for stock options issued under the plans as all stock options granted under the plans had an exercise price greater than or equal to the market value of the underlying common stock on the date of grant. Had compensation expense been determined based on the fair value of the stock options at the grant date consistent with the provisions of SFAS No. 123, the Company’s net income and basic and diluted net income per share would have been impacted as follows (in thousands except per share data):

	For the Years Ended September 30

	2003	2002	2001

	(in thousands, except per
	share results)
Net income — as reported	$9,152	$15,794	$764
Total stock-based employee compensation expense (benefit) determined under fair value based method for all awards, net of taxes	160	(10)	305

Net income — pro forma	$8,992	$15,804	$459

Diluted net income per share — as reported	$0.92	$1.60	$0.07
Diluted net income per share — pro forma	$0.91	$1.60	$0.04
Basic net income per share — as reported	$0.94	$1.62	$0.07
Basic net income per share — pro forma	$0.92	$1.62	$0.04

Earnings Per Common Share: Earnings per share for all periods presented have been calculated and presented in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, “Earnings Per Share”. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

Foreign Currency Translation: The Mexican subsidiary uses the peso as the functional currency and the assets and liabilities of the Mexican subsidiary are translated into U.S. dollars at the year-end rate of exchange, and revenues and expenses are translated at average rates of exchange in effect during the period. Resulting translation adjustments are reported as a component of comprehensive income. Foreign currency transaction gains (losses) are included in sales when incurred and were $353,000, $371,000 and ($256,000) for the fiscal years ending 2003, 2002 and 2001, respectively.

Comprehensive Loss: Accumulated other comprehensive loss consists of the following:

	September 30

	2003	2002

	(in thousands)
Cumulative translation adjustment	$5,272	$3,071
Unrealized loss on cash flow hedges, net of tax	160	620

	$5,432	$3,691

STEEL TECHNOLOGIES INC.
Notes to Consolidated Financial Statements — (Continued)

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications: Certain prior year amounts have been reclassified to conform with the current year presentation with no effect on net income or shareholders’ equity.

2. Acquisitions:

On March 7, 2003 the Company completed the purchase of certain assets from Cold Metal Products, Inc. (Cold Metal Products) as approved by the U.S. Bankruptcy Court in Youngstown, Ohio. The purchase price consisted of approximately $9,825,000 and the assumption of approximately $20,000 of liabilities. The assets purchased included land, building and certain steel processing equipment at the Ottawa, Ohio facility, certain equipment located in Indianapolis, Indiana and selected inventory and accounts receivable. The Company financed the acquisition with its existing credit facility.

The acquisition has been recorded under the purchase method of accounting, with the operating results being included in the Company’s consolidated financial statements since the date of acquisition. The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of the assets of Cold Metal Products had occurred at the beginning of the corresponding period.

	Years Ended September 30

	2003	2002	2001

	(in thousands except per share data)

	(Unaudited)
Sales	$524,368	$512,867	$474,217
Net income	$9,039	$16,233	$3,023
Diluted net income per share	$0.91	$1.64	$0.29
Basic net income per share	$0.93	$1.66	$0.29

This unaudited pro forma information is presented for informational purposes only and is not necessarily indicative of future operating results.

3. Inventories:

Inventories consist of:

	September 30

	2003	2002

	(in thousands)
Raw materials	$58,204	$66,535
Finished goods and work in process	26,097	21,206

	$84,301	$87,741

STEEL TECHNOLOGIES INC.
Notes to Consolidated Financial Statements — (Continued)

4. Property, Plant and Equipment:

Property, plant and equipment and related accumulated depreciation at September 30, 2003 and 2002 consist of the following:

	September 30

	2003	2002

	(in thousands)
Land and improvements	$5,953	$4,026
Buildings and improvements	60,732	59,717
Machinery and equipment	141,104	134,199
Construction in progress	10,517	3,142
Assets held for sale	200	1,854

	218,506	202,938
Less accumulated depreciation	111,891	100,378

	$106,615	$102,560

5. Investments in and Advances to Unconsolidated Affiliates:

Mi-Tech Steel owns and operates four high-volume steel slitting facilities to serve Japanese and domestic automotive and appliance parts manufacturers in the United States. Summarized condensed financial information of Mi-Tech Steel, a fifty percent owned company accounted for by the equity method follows:

	September 30

BALANCE SHEETS	2003	2002

	(in thousands)
Assets:
Current assets	$54,247	$51,374
Other assets	31,796	27,660
Liabilities:
Current liabilities	31,610	$48,573
Long-term liabilities	22,390	—

	For the Years Ended September 30

STATEMENT OF OPERATIONS	2003	2002	2001

	(in thousands)
Net Sales	$142,559	$141,323	$137,336
Net Income (Loss)	$1,581	$2,614	$(11,559)

The Company’s equity in undistributed net income of Mi-Tech Steel was $6,421,000 and $5,631,000 at September 30, 2003 and 2002, respectively. While distributions from Mi-Tech Steel are permitted if authorized by Mi-Tech Steel’s board of directors, such distributions are restricted by one of Mi-Tech Steel’s loan agreements. Such restrictions limit distributions to 15% of Mi-Tech Steel’s net income in any fiscal year.

Pursuant to an agreement, the Company loaned Mi-Tech Steel $2,000,000 on September 30, 2003. The loan is subordinate to all existing Mi-Tech Steel loans and matures September 30, 2006. Interest is paid at maturity at a LIBOR based interest rate.

STEEL TECHNOLOGIES INC.
Notes to Consolidated Financial Statements — (Continued)

In March 2001, Mi-Tech Steel discontinued its Decatur, Alabama operation. In accordance with Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,” Mi-Tech Steel recorded an impairment charge associated with this facility based on its estimates of fair value. In addition, Mi-Tech Steel wrote down its minority investment in San Diego Coil Center in March 2001 when it determined that operation was not able to sustain an earnings capacity that justified the carrying amount of its investment. The Company’s share of Mi-Tech Steel’s impairment charges recorded during the second quarter of fiscal 2001 was approximately $6.5 million.

In April 2003, Mi-Tech Steel restarted its slitting operations in Decatur and is being reimbursed for operating costs by Steel Technologies Inc. and Mi-Tech Steel’s other owner. Mi-Tech Steel is pursuing alternatives to sell its pickling equipment and facility in Decatur.

The Company has various transactions with Mi-Tech Steel. The Company has recorded sales of $1,931,000, $2,767,000 and $2,579,000 in 2003, 2002 and 2001, respectively and accounts receivable of $53,000 and $209,000 as of September 30, 2003 and 2002, respectively for products and services sold at prevailing market prices to Mi-Tech Steel. The Company also purchased equipment from Mi-Tech Steel during 2002 for $975,000. Included in operating income of the Company are management fees, Decatur operating expense reimbursement and equity from the net income (losses) of Mi-Tech Steel totaling $1,131,000, $2,003,000 and ($5,084,000) in 2003, 2002 and 2001, respectively.

During the second quarter of fiscal 2001, the Company determined that Processing Technology Inc. (PTI), an unconsolidated affiliate accounted for by the cost method, was not able to sustain an earnings capacity which justified the carrying amount of its investment due to the deteriorating financial condition of PTI and its principal customer. Accordingly, the Company wrote off its approximate $1 million investment in PTI in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” In 2002, PTI filed a Certificate of Dissolution with its state of incorporation.

In September 2001, the Company purchased 49% of Ferrolux Metals Co., LLC (Ferrolux) from Ferragon Corporation. Ferrolux operates a facility in Wayne, Michigan as a steel processor specializing in exposed automotive products. The Ferrolux affiliate is accounted for by the equity method of accounting.

Additional equity contributions to our unconsolidated affiliates are not required and the Company does not guarantee any obligations of its unconsolidated affiliates.

6. Goodwill:

The Company adopted Statement of Financial Accounting Standard No. 142 (SFAS No. 142), “Goodwill and Other Intangible Assets” effective October 1, 2002. Under SFAS No. 142, goodwill is no longer amortized but is tested for impairment annually using a fair-value based approach. During the quarter ended December 31, 2002, the Company performed the initial impairment test of goodwill and no impairments were indicated. The annual impairment test was performed during the fourth quarter of fiscal 2003 and no impairments were indicated.

STEEL TECHNOLOGIES INC.
Notes to Consolidated Financial Statements — (Continued)

The following table adjusts reported net income and earnings per share for the years ended September 30, 2002 and 2001 to exclude amortization of goodwill.

	September 30

	2003	2002	2001

	(in thousands except
	per share data)
Net income as reported	$9,152	$15,794	$764
Add back amortization of goodwill	—	733	731

Adjusted net income	$9,152	$16,527	$1,495

Earnings per common share as reported — diluted	$0.92	$1.60	$0.07
Add back amortization of goodwill	—	0.07	0.07

Adjusted earnings per common share — diluted	$0.92	$1.67	$0.14

Earnings per common share as reported — basic	$0.94	$1.62	$0.07
Add back amortization of goodwill	—	0.07	0.07

Adjusted earnings per common share — basic	$0.94	$1.69	$0.14

7.	Long-Term Debt:

Long-term debt consists of the following:

	September 30

	2003	2002

	(in thousands)
Notes payable to bank, unsecured under current line of credit; interest rates at September 30, 2003 and 2002 ranged from 2.79% to 4.00% and 3.43% to 4.75%, respectively	$89,000	$63,500
Notes payable, unsecured, interest due monthly at 8.52%	11,400	17,120
Other	—	39

	100,400	80,659
Less amount due within one year	5,720	5,759

	$94,680	$74,900

During 2003, the Company reached an agreement with its bank group to increase availability under its unsecured line of credit from $125,000,000 to $151,000,000 and extend the maturity date to August 31, 2005. Interest on the line of credit is paid with various variable options on the interest rate, none of which are greater than the bank’s prime. The Company has elected to use both the LIBOR based interest rate and the prime interest rate on its outstanding borrowings under the agreement. At September 30, 2003, there was $89,000,000 outstanding on the credit facility.

In April 1995, the Company entered into a $40,000,000 private placement note. The Company has approximately $11,400,000 outstanding at September 30, 2003 on the ten-year note which requires annual principal payments of $5,720,000 in March 2004 and $5,680,000 in March 2005.

The aggregate amounts of all long-term debt to be repaid for the years following September 30, 2003, are: 2004, $5,720,000; 2005, $94,680,000. Provisions contained in the Company’s various debt agreements require the Company to maintain specified levels of net worth, maintain certain financial ratios and limit the addition of substantial debt. The credit agreement and private placement note contain cross-default provisions. The Company is in compliance with all of its loan covenants. The Company estimates that the fair value of fixed interest debt instruments approximates $11,887,000 at September 30, 2003. The fair

STEEL TECHNOLOGIES INC.
Notes to Consolidated Financial Statements — (Continued)

value of the Company’s debt is estimated based on quoted market rates or current rates offered to the Company on comparable remaining maturities.

8.	Financial Instruments:

In order to mitigate a portion of the market risk on its variable rate debt, the Company entered into two separate interest rate swap contracts with major financial institutions on August 30, 2001. Under the terms of the first contract which matured in August 2003, the Company received a LIBOR based variable interest rate and paid a fixed interest rate of 4.24% on a notional amount of $15 million. Under the terms of the second contract which matures in February 2004, the Company receives a LIBOR based variable interest rate and pays a fixed interest rate of 4.48% on a notional amount of $15 million. The variable interest rate paid on the contracts is determined based on LIBOR on the last day of the applicable month, which is consistent with the variable rate determination on the underlying debt.

Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133), as amended, establishes accounting and reporting standards requiring that every derivative financial instrument be recorded on the balance sheet at its fair value. SFAS No. 133 requires all derivatives be recognized as either assets or liabilities in the balance sheet at their fair value, and sets forth the manner in which gains and losses thereon are to be recorded. The treatment of such gains or losses is dependent upon the type of exposure, if any, for which the derivative is designated as a hedge. Gains and losses for qualifying hedges can be deferred in accumulated other comprehensive loss and recognized in the income statement along with the related results of the hedged item. SFAS No. 133 requires that the Company formally document, designate and assess the effectiveness of such transactions in order to qualify for hedge accounting treatment.

The Company has designated its interest rate swap contracts as cash flow hedges of anticipated interest payments under its variable rate line of credit agreement. Gains and losses on these swaps that are recorded in accumulated other comprehensive loss will be reclassified into net income as interest expense, net in the periods in which the related variable interest is paid. The Company expects to reclassify approximately $160,000 recorded in accumulated other comprehensive loss into net income as interest expense, net over the next fiscal year.

9.	Shareholders’ Equity:

In April 1998, the Company adopted a shareholder rights plan by declaring a dividend of one right for each share of Common Stock outstanding payable to shareholders of record on May 14, 1998. Each right entitles shareholders to buy one one-hundredth of a share of series A junior participating preferred stock for $50 per share. The rights may be exercised only if a person or group acquires 20% or more of the outstanding shares of common stock or announces a tender offer or exchange offer that would result in ownership of 20% or more of the common stock. The rights currently trade with the Company’s common stock and may be redeemed by the Board of Directors for one cent per right until they become exercisable, and thereafter under certain circumstances. The rights expire in 2008.

The Company’s Articles of Incorporation authorized 500,000 shares of no par value preferred stock, of which 200,000 shares have been reserved and designated Series A 1998 junior participating preferred stock for possible issuance under the Company’s shareholder rights plan. As of September 30, 2003, no preferred shares have been issued.

On January 22, 1998, the Board of Directors approved a plan under which Steel Technologies may repurchase up to 500,000 shares of its common stock. Subsequently, the Board of Directors authorized repurchase of an additional 1,000,000 shares on September 30, 1998 and another additional 1,000,000 shares on April 30, 2000 for a total of 2,500,000 shares. Shares were purchased from time to time at

STEEL TECHNOLOGIES INC.
Notes to Consolidated Financial Statements — (Continued)

prevailing prices in open market transactions, subject to market conditions, share price and other considerations. The Company has completed the program with 2,500,000 shares for an aggregate of $21,795,000 as of September 30, 2002. During fiscal 2002 and 2001, the Company repurchased approximately 677,000 and 253,000 shares of common stock for $6,592,000 and $1,392,000, respectively.

10.	Retirement Plan:

The Company maintains a 401(k) defined contribution pension plan. Annual expense provisions are based upon the level of employee participation, as the plan requires the Company to match a certain portion of the employees’ contributions. Total retirement plan expense was $1,015,000 in 2003, $948,000 in 2002 and $792,000 in 2001. The Company follows the policy of funding retirement plan contributions as accrued.

11. Income Taxes:

The following table represents the components of the provision for income taxes:

	For the Years Ended September 30

	2003	2002	2001

	(in thousands)
Current:
Federal	$3,043	$7,073	$4,057
State, local and foreign	(218)	1,346	1,671

	2,825	8,419	5,728

Deferred:
Federal	166	521	(154)
State, local and foreign	1,149	731	(841)

	1,315	1,252	(995)

	$4,140	$9,671	$4,733

Undistributed earnings of the Company’s foreign subsidiaries at September 30, 2003, are considered to be indefinitely reinvested. Accordingly, the calculation of and provision for deferred taxes are not practicable. Upon distribution of those earnings in the form of dividends or otherwise, the earnings may become taxable.

STEEL TECHNOLOGIES INC.
Notes to Consolidated Financial Statements — (Continued)

Deferred income taxes are recorded at currently enacted rates and result from temporary differences in the recognition of revenues and expenses for tax and financial statement purposes. The primary temporary differences giving rise to the Company’s deferred tax assets and liabilities are as follows:

	September 30

	2003	2002

	(in thousands)
Deferred tax assets:
Inventory capitalization	$177	$4
Provision for doubtful accounts	370	570
Interest rate swap	92	380
Non deductible liabilities	559	1,026

Total deferred tax assets	1,198	1,980

Deferred tax liabilities:
Accelerated depreciation	10,113	10,631
Assets deductible for tax purposes	3,715	3,056
Undistributed earnings of unconsolidated affiliate	494	434
Other, net	550	218

Total deferred tax liabilities	14,872	14,339

Net deferred tax liabilities	$(13,674)	$(12,359)

A reconciliation of the provision for income taxes with amounts computed by applying the federal statutory rate to income before income taxes follows:

	For the Years Ended
	September 30

	2003	2002	2001

Tax at U.S. federal statutory rate	34.0%	35.0%	34.2%
State and local income taxes, net of U.S. federal tax benefit	3.1	3.0	3.5
Equity in net (income) loss of unconsolidated affiliates	(2.2)	(1.8)	45.0
Revision of prior year income tax estimates and adjustment for non-recurring state income tax matter	(4.2)	(0.4)	—
Other, net	0.4	2.2	3.4

	31.1%	38.0%	86.1%

12. Operating Leases:

The Company leases certain property and equipment from third parties under non-cancelable operating lease agreements. Rent expense under operating leases was $1,540,000, $1,671,000 and $1,736,000 for the years ended September 30, 2003, 2002 and 2001, respectively. Future minimum lease payments for non-

STEEL TECHNOLOGIES INC.
Notes to Consolidated Financial Statements — (Continued)

cancelable operating leases having a remaining term in excess of one year at September 30, 2003 are as follows (in thousands):

2004	$737
2005	661
2006	515
2007	430
2008	295
Thereafter	115

Total	$2,753

13. Stock Option Plans:

Under its employee stock option plans, the Company may grant employees incentive stock options to purchase shares at not less than 100% of market value at date of grant or non-qualified stock options at a price determined by the Compensation Committee of the Company’s Board of Directors. Generally, options are exercisable at the rate of 20% a year beginning one year from date of grant and expire ten years from the date of grant.

As permitted under APB 25, the Company does not recognize compensation expense related to stock options, as no stock options are granted below the market price on the date of grant (see Note 1).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for the years ended September 30, 2003 and 2001:

	2003	2001

Expected dividend yield	1.5%	1.9%
Expected stock price volatility	46.0%	46.0%
Weighted average risk-free interest rate	3.5%	5.9%
Expected life of options (years)	7.0	7.0

The fair value of options granted during 2003 and 2001 are $6.13 and $4.40 per share, respectively. There were no options granted during 2002.

STEEL TECHNOLOGIES INC.
Notes to Consolidated Financial Statements — (Continued)

The summary of the status of all of the Company’s stock incentive plans as of September 30, 2003, 2002 and 2001 and changes during the years then ended is presented below:

			Weighted
			Average
	Shares Under	Range of Option	Exercise
	Plans	Prices Per Share	Price

Balance, September 30, 2000	627,500	$6.67-$12.79	$10.71
Granted	214,000	$5.34	$5.34
Exercised	—	$—	$—
Canceled	(50,000)	$6.67-$12.79	$9.12

Balance, September 30, 2001	791,500	$5.34-$12.51	$9.36
Granted	—	$—	$—
Exercised	(135,850)	$5.34-$12.00	$9.76
Canceled	(85,000)	$8.73-$12.51	$11.54

Balance, September 30, 2002	570,650	$5.34-$12.00	$8.94
Granted	195,000	$10.49-$11.54	$10.72
Exercised	(150,385)	$5.34-$11.63	$10.33
Canceled	(1,000)	$11.38	$11.38

Balance, September 30, 2003	614,265	$5.34-$12.00	$9.16

The following table summarizes information about stock options outstanding and exercisable:

	September 30, 2003

	Options Outstanding:			Options Exercisable:

		Weighted
		Average	Weighted
	Number	Remaining	Average	Number	Weighted
	Outstanding	Contracted	Exercise	Exercisable	Exercise
Range of Exercise Prices	at 9/30/03	Life	Price	at 9/30/03	Price

$5.34-$8.00	223,600	6.74	$5.83	76,600	$6.32
$8.00-$12.00	390,665	6.76	$11.06	191,665	$11.39

$5.34-$12.00	614,265	6.75	$9.16	268,265	$9.94

At September 30, 2003, there were 91,000 shares available for granting of stock options under the Company’s stock option plans. All unexercised options expire from 2004 to 2013.

STEEL TECHNOLOGIES INC.
Notes to Consolidated Financial Statements — (Continued)

14. Net Income Per Share Computations:

The following is a reconciliation of the numerator of the basic and diluted per share computations:

	For the Years Ended September 30

	2003	2002	2001

	(in thousands, except for
	share results)
Net income	$9,152	$15,794	$764
Shares (denominator) used for diluted per share computations:
Weighted average shares of common stock outstanding	9,748	9,762	10,267
Plus: dilutive effect of stock options	151	124	41

Adjusted weighted average shares	9,899	9,886	10,308

Shares (denominator) used for basic per share computations:
Weighted average shares of common stock outstanding	9,748	9,762	10,267
Net income per share data:
Basic	$0.94	$1.62	$0.07
Diluted	$0.92	$1.60	$0.07

Options to purchase 175,665 and 567,500 shares for the years ended September 30, 2003 and 2001, respectively, were excluded from the calculations above because the exercise prices of the options were greater than the average market price of the Company’s stock during the periods. All outstanding options are included in the diluted earnings per share calculation above for the year ended September 30, 2002.

15. Related Party Transactions:

The Company has various transactions with Mi-Tech Steel (see Note 5).

The Company has recorded sales of $6,936,000, $4,674,000 and $3,629,000 in 2003, 2002 and 2001, respectively and has accounts receivable of $1,337,000 and $1,029,000 as of September 30, 2003 and 2002, respectively, for products sold to a company owned by certain officers and directors of the Company. The Company believes these transactions are in the best interests of the Company and the terms and conditions of these transactions are in the aggregate not materially more favorable or unfavorable to the Company than would be obtained on an arm’s length basis from unaffiliated parties.

During 2002, the Company repurchased 600,000 shares of its common stock from its founding chairman for $6,000,000.

16. Impact Of Recently Issued Accounting Pronouncements:

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS No. 121 and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 121 also amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Company adopted SFAS No. 144 on October 1, 2002 and the adoption of SFAS No. 144 did not have a material impact on our financial position, results of operations or cash flows.

STEEL TECHNOLOGIES INC.
Notes to Consolidated Financial Statements — (Continued)

In June 2002, the FASB issued SFAS No. 146, “Accounting for Exit or Disposal Activities.” SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including certain lease termination costs and severance-type costs under a one-time benefit arrangement rather than an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 requires liabilities associated with exit or disposal activities to be expensed as incurred and will impact the timing of recognition for exit or disposal activities that are initiated after December 31, 2002. The Company adopted the provisions of SFAS No. 146 during the quarter ended March 31, 2003 and the adoption of SFAS No. 146 did not have a material impact on our financial position, results of operations or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34,” (FIN 45). FIN 45 requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45 requires disclosure about each guarantee even if the likelihood of the guarantor’s having to make any payments under the guarantee is remote. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of the recognition provision of FIN 45 did not have a material impact on our financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB 51” (FIN 46). The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting right (variable interest entities, or VIEs) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). The provisions of FIN 46, as amended by FASB Staff Position 46-6, “Effective Date of FIN 46” and FIN 46R, are effective immediately for VIEs created after January 31, 2003 and no later than March 31, 2004 for VIEs created before February 1, 2003. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest make additional disclosure in filings issued after January 31, 2003. The Company is in the process of evaluating the effect of FIN 46 and has not determined whether its adoption will have a material impact on our financial position, results of operations or cash flows.

The FASB also recently issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Standard requires that certain freestanding financial instruments be classified as liabilities, including mandatorily redeemable financial instruments, obligations to repurchase the issuer’s equity shares by transferring assets and certain obligations to issue a variable number of shares. The provisions of SFAS No. 150 relating to certain mandatorily redeemable noncontrolling interests, as amended by FASB Staff Position 150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under SFAS No. 150,” have been deferred indefinitely. The provisions of SFAS No. 150 are effective immediately for all other financial instruments. The adoption of SFAS No. 150 did not have a material impact on our financial position, results of operations or cash flows.

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STEEL TECHNOLOGIES INC.

Condensed Consolidated Balance Sheets

	December 31	September 30
	2003	2003

	(in thousands)
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,823	$2,758
Trade accounts receivable, net	69,012	74,595
Inventories	86,217	84,301
Deferred income taxes	1,225	1,198
Prepaid expenses and other assets	3,370	4,628

Total current assets	162,647	167,480
Property, plant and equipment, net	108,144	106,615
Investments in and advances to unconsolidated affiliates	20,101	19,604
Goodwill	18,148	18,148
Other assets	1,449	1,328

	$310,489	$313,175

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$47,489	$49,609
Accrued liabilities	9,217	10,353
Income taxes payable	337	—
Long-term debt due within one year	5,720	5,720

Total current liabilities	62,763	65,682
Long-term debt	94,680	94,680
Deferred income taxes	14,176	14,872

Total liabilities	171,619	175,234
Commitments and contingencies
Shareholders’ equity:
Preferred stock, no par value: 500,000 shares authorized; none issued or outstanding	—	—
Common stock, no par value: 50,000,000 shares authorized; issued and outstanding shares: 9,795,865 at December 31, 2003 and 9,765,409 at September 30, 2003	20,747	20,371
Treasury stock at cost: 2,589,016 shares at December 31, 2003 and 2,573,953 at September 30, 2003	(23,415)	(23,169)
Additional paid-in capital	5,098	5,098
Retained earnings	142,492	141,073
Accumulated other comprehensive loss	(6,052)	(5,432)

Total shareholders’ equity	138,870	137,941

	$310,489	$313,175

The accompanying notes are an integral part of the condensed consolidated financial statements.

STEEL TECHNOLOGIES INC.

Condensed Consolidated Statements of Income

	For the Three
	Months Ended
	December 31

	2003	2002

	(in thousands, except per
	share results)
	(unaudited)
Sales	$130,789	$126,009
Cost of goods sold	120,012	112,239

Gross profit	10,777	13,770
Selling, general and administrative expenses	6,665	7,132
Equity in net income of unconsolidated affiliates	482	325

Operating income	4,594	6,963
Interest expense, net	963	1,202
Loss on disposals/writeoffs of property, plant and equipment	—	115

Income before income taxes	3,631	5,646
Provision for income taxes	1,233	1,856

Net income	$2,398	$3,790

Weighted average number of common shares outstanding — diluted	9,977	9,962

Diluted earnings per common share	$0.24	$0.38

Weighted average number of common shares outstanding — basic	9,780	9,706

Basic earnings per common share	$0.25	$0.39

Cash dividends per common share	$0.10	$0.10

Condensed Consolidated Statements of Comprehensive Income

	For the Three
	Months Ended
	December 31

	2003	2002

	(in thousands)
	(unaudited)
Net income	$2,398	$3,790
Foreign currency translation adjustment	(701)	(431)
Change in unrealized loss on cash flow hedges, net of taxes	81	66

Comprehensive income	$1,778	$3,425

The accompanying notes are an integral part of the condensed consolidated financial statements.

STEEL TECHNOLOGIES INC.

Condensed Consolidated Statements of Cash Flows

	Three Months Ended
	December 31

	2003	2002

	(in thousands)
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,398	$3,790
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	3,579	3,404
Deferred income taxes	(671)	(72)
Equity in net income of unconsolidated affiliates	(482)	(325)
Loss on disposals/writeoffs of property, plant and equipment	—	115
Increase (decrease) in cash resulting from changes in:
Trade accounts receivable	5,195	8,438
Inventories	(2,231)	(29,385)
Prepaids expenses and other assets	598	(19)
Accounts payable	(1,939)	(12,906)
Accrued liabilities and income taxes	(80)	377

Net cash provided by (used in) operating activities	6,367	(26,583)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(5,373)	(1,802)
Proceeds from sale of property, plant and equipment	—	292

Net cash used in investing activities	(5,373)	(1,510)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	1,000	29,500
Principal payments on long-term debt	(1,000)	(15)
Cash dividends on common stock	(979)	(972)
Repurchase of common stock	(246)	(781)
Net issuance of common stock under stock option plans	376	1,077

Net cash (used in) provided by financing activities	(849)	28,809

Effect of exchange rate changes on cash	(80)	(35)

Net increase in cash and cash equivalents	65	681
Cash and cash equivalents, beginning of year	2,758	2,127

Cash and cash equivalents, end of period	$2,823	$2,808

Supplemental Cash Flow Disclosures:
Cash payment for interest	$971	$1,123
Cash payment for income taxes	$484	$1,400

The accompanying notes are an integral part of the condensed consolidated financial statements.

STEEL TECHNOLOGIES INC.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Basis Of Presentation

The condensed consolidated balance sheet as of December 31, 2003 and the condensed consolidated statements of income and comprehensive income for the three months ended December 31, 2003 and 2002, and condensed consolidated cash flows for the three months ended December 31, 2003 and 2002 have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at December 31, 2003 and for all periods presented have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company’s annual report to shareholders for the year ended September 30, 2003. The results of operations for the three months ended December 31, 2003 are not necessarily indicative of the operating results for the full year.

2. Acquisition

On March 7, 2003 the Company completed the purchase of certain assets from Cold Metal Products, Inc. (Cold Metal Products) as approved by the U.S. Bankruptcy Court in Youngstown, Ohio. The acquisition has been recorded under the purchase method of accounting, with the operating results being included in the Company’s condensed consolidated financial statements since the date of acquisition. The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of the assets of Cold Metal Products had occurred at the beginning of the corresponding period.

Three Months Ended
December 31
2002

(in thousands except per share data)
(unaudited)
Sales	$133,367
Net income	$3,777
Diluted net income per share	$0.38
Basic net income per share	$0.39

This unaudited pro forma information is presented for informational purposes only and is not necessarily indicative of future operating results.

3. Inventories

Inventories consist of:

	December 31	September 30
	2003	2003

	(in thousands)
	(unaudited)
Raw materials	$55,607	$58,204
Finished goods and work in process	30,610	26,097

	$86,217	$84,301

STEEL TECHNOLOGIES INC.
Notes to Condensed Consolidated Financial Statements — (Continued)

4. Stock Options

At December 31, 2003, the Company had stock-based compensation plans which are described more fully in Note 13 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended September 30, 2003. As permitted by Statement of Financial Accounting Standards (SFAS) No. 123 “Accounting for Stock — Based Compensation” and amended by SFAS No. 148, “Accounting for Stock-Based Compensation–Transition and Disclosure,”, the Company follows the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations in accounting for its stock option plans under the intrinsic value based method. Accordingly, no stock-based compensation expense has been recognized for stock options issued under the plans as all stock options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Had compensation expense been determined based on the fair value of the stock options at the grant date consistent with the provisions of SFAS No. 123, the Company’s net income and basic and diluted net income per share would have been increased for the three months ended December 31, 2003 and 2002 to the pro forma amounts which follow (in thousands except per share data).

	Three Months Ended
	December 31

	2003	2002

	(in thousands except per share data)
	(unaudited)
Net income — as reported	$2,398	$3,790
Total stock-based employee compensation expense determined under fair value method for all awards, net of taxes	86	38

Net income — pro forma	$2,312	$3,752

Diluted net income per share — as reported	$0.24	$0.38
Diluted net income per share — pro forma	$0.23	$0.38
Basic net income per share — as reported	$0.25	$0.39
Basic net income per share — pro forma	$0.24	$0.39

STEEL TECHNOLOGIES INC.
Notes to Condensed Consolidated Financial Statements — (Continued)

5.	Net Income Per Share Computations

The following is a reconciliation of the denominator of the basic and diluted per share computations:

	Three Months
	Ended December 31

	2003	2002

	(in thousands,
	except per share
	data)
Net income	$2,398	$3,790

Shares (denominator) used for diluted per share computations:
Weighted average shares of common stock outstanding	9,780	9,706
Plus: dilutive effect of stock options	197	256

Diluted weighted average shares	9,977	9,962

Shares (denominator) used for basic per share computations:
Weighted average shares of common stock outstanding	9,780	9,706

Net income per share data:
Diluted	$0.24	$0.38

Basic	$0.25	$0.39

All outstanding options are included in the diluted earnings per share calculation above for the three months ended December 31, 2003 and 2002.

6.	Related Parties

Summarized condensed income statement information of Mi-Tech Steel, Inc. (Mi-Tech Steel), a fifty percent owned corporate joint venture accounted for by the equity method, follows:

	Three Months Ended
	December 31

	2003	2002

	(unaudited)
Sales	$41,796,000	$32,014,000
Gross Profit	2,800,000	2,348,000
Net Income	792,000	500,000

The Company has various transactions with Mi-Tech Steel. Included in operating income of the Company are management fees, Decatur operating expense reimbursement and equity in the net income of Mi-Tech Steel totaling $615,000 and $424,000 for the quarters ended December 31, 2003 and 2002, respectively. The Company’s equity in undistributed net income of Mi-Tech Steel was $6,817,000 and $5,881,000 at December 31, 2003 and 2002, respectively.

The Company has recorded sales of $2,699,000 and $1,489,000 during the first quarters of fiscal 2004 and 2003, respectively, and accounts receivable of $1,592,000 and $872,000 as of December 31, 2003 and September 30, 2003, respectively, for scrap products sold to a company owned by an officer and director of the Company. The Company believes these transactions are in the best interests of the Company and the terms and conditions of these transactions are in the aggregate not materially more favorable or unfavorable to the Company than would be obtained on an arm’s length basis from unaffiliated parties. See also information contained under “Certain Transactions” in the Company’s 2004 Proxy Statement.

STEEL TECHNOLOGIES INC.
Notes to Condensed Consolidated Financial Statements — (Continued)

7.	Impact Of Recently Issued Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB 51” (FIN 46). The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting right (variable interest entities, or VIEs) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). The provisions of FIN 46, as amended by FASB Staff Position 46-6, “Effective Date of FIN 46” and FIN 46R, are effective immediately for VIEs created after January 31, 2003 and no later than March 31, 2004 for VIEs created before February 1, 2003. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest make additional disclosure in filings issued after January 31, 2003. The Company has determined that it does not have any variable interest entities and the adoption of FIN 46 does not have an impact on our financial position, results of operations or cash flows.

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Report of Independent Auditors

Board of Directors

Mi-Tech Steel, Inc. and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity, and cash flows present fairly, in all material respects, the financial position of Mi-Tech Steel, Inc. and Subsidiaries at September 30, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Louisville, Kentucky
October 29, 2003

MI-TECH STEEL, INC.

Consolidated Balance Sheets
September 30, 2003 and 2002

	2003	2002

ASSETS
Current assets:
Cash and cash equivalents	$5,562,207	$719,026
Trade accounts receivable, less allowance for doubtful accounts: $534,006 in 2003 and $483,706 in 2002	18,733,434	17,722,796
Inventories	29,012,390	32,102,365
Deferred income taxes	286,348	304,442
Income taxes refundable	574,116	—
Prepaid expenses and other current assets	78,825	124,224

Total current assets	54,247,320	50,972,853

Property, plant and equipment (at cost), net	30,578,547	25,817,874

Deferred income taxes — long-term	1,005,341	1,787,014
Other assets	211,926	55,534

Total assets	$86,043,134	$78,633,275

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$25,665,052	$22,030,913
Accrued liabilities	2,005,007	1,640,537
Long-term debt, current portion	3,940,000	24,500,000

Total current liabilities	31,610,059	48,171,450
Long-term debt	22,390,349	—

Total liabilities	54,000,408	48,171,450

Shareholders’ equity:
Common stock:
Class A, $4,000 par value; 2,400 shares authorized, issued and outstanding in 2003 and 2002	9,600,000	9,600,000
Class B, $4,000 par value; 2,400 shares authorized, issued and outstanding in 2003 and 2002	9,600,000	9,600,000
Retained earnings	12,842,726	11,261,825

Total shareholders’ equity	32,042,726	30,461,825

Total liabilities and shareholders’ equity	$86,043,134	$78,633,275

The accompanying notes are an integral part of the consolidated financial statements.

MI-TECH STEEL, INC.

Consolidated Statements of Operations
For the Years Ended September 30, 2003, 2002 and 2001

	2003	2002	2001

Sales	$142,558,685	$141,322,783	$137,335,909
Cost of goods sold	133,730,277	130,950,677	127,597,551

Gross profit	8,828,408	10,372,106	9,738,358
Selling, general and administrative expenses	5,609,844	5,448,108	5,430,143
Asset impairment charge (Note 4)	—	—	18,962,106

Operating income (loss)	3,218,564	4,923,998	(14,653,891)
Loss on disposals/writeoffs of property, plant and equipment	33,823	27,949	14,476
Interest expense, net	679,173	568,476	2,203,238

Income (loss) before provision (benefit) for income taxes	2,505,568	4,327,573	(16,871,605)

Provision (benefit) for income taxes:
Current	124,900	641,678	155,881
Deferred	799,767	1,071,822	(5,468,334)

	924,667	1,713,500	(5,312,453)

Net income (loss)	$1,580,901	$2,614,073	$(11,559,152)

The accompanying notes are an integral part of the consolidated financial statements.

MI-TECH STEEL, INC.

Consolidated Statements of Shareholders’ Equity
For the Years Ended September 30, 2003, 2002, and 2001

	Class A		Class B
	Common Stock		Common Stock
					Retained
	Shares	Amount	Shares	Amount	Earnings	Total

Balances, September 30, 2000	2,400	$9,600,000	2,400	$9,600,000	$20,206,904	$39,406,904
Net loss	—	—	—	—	(11,559,152)	(11,559,152)

Balances, September 30, 2001	2,400	9,600,000	2,400	9,600,000	8,647,752	27,847,752
Net income	—	—	—	—	2,614,073	2,614,073

Balances, September 30, 2002	2,400	9,600,000	2,400	9,600,000	11,261,825	30,461,825
Net income	—	—	—	—	1,580,901	1,580,901

Balances, September 30, 2003	2,400	$9,600,000	2,400	$9,600,000	$12,842,726	$32,042,726

The accompanying notes are an integral part of the consolidated financial statements.

MI-TECH STEEL, INC.

Consolidated Statements of Cash Flows
For the Years Ended September 30, 2003, 2002 and 2001

	2003	2002	2001

Cash flows from operating activities:
Net income (loss)	$1,580,901	$2,614,073	$(11,559,152)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	2,426,109	2,349,177	3,172,617
Deferred income taxes	799,767	1,071,822	(5,468,334)
Provision for losses on trade accounts receivable	60,000	75,000	102,000
Loss on disposals/writeoffs of property, plant and equipment	33,823	27,949	14,476
Asset impairment charge (Note 4)		—	18,962,106
(Decrease) increase in cash resulting from changes in:
Trade accounts receivable	(1,070,638)	145,191	(1,512,761)
Inventories	3,089,975	(14,493,340)	16,171,391
Prepaid expenses and other assets	(110,993)	(29,774)	116,399
Accounts payable	3,634,139	4,981,707	(2,499,222)
Accrued liabilities and income taxes refundable	(209,646)	(175,398)	(250,710)

Net cash provided by (used in) operating activities	10,233,437	(3,433,593)	17,248,810

Cash flows from investing activities:
Purchases of property, plant and equipment	(7,221,416)	(1,225,303)	(1,476,163)
Proceeds from sale of property, plant and equipment	811	1,063,837	63,609

Net cash used in investing activities	(7,220,605)	(161,466)	(1,412,554)

Cash flows from financing activities:
Proceeds from long-term debt	14,250,349	10,000,000	5,000,000
Principal payments on long-term debt	(12,420,000)	(8,105,240)	(21,302,640)

Net cash provided by (used in) financing activities	1,830,349	1,894,760	(16,302,640)

Net increase (decrease) in cash and cash equivalents	4,843,181	(1,700,299)	(466,384)
Cash and cash equivalents, beginning of year	719,026	2,419,325	2,885,709

Cash and cash equivalents, end of year	$5,562,207	$719,026	$2,419,325

Supplemental cash flow disclosures:
Cash payments for interest	$774,000	$927,000	$2,480,000

Cash payments for taxes	$797,000	$293,000	$42,000

The accompanying notes are an integral part of the consolidated financial statements.

MI-TECH STEEL, INC.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies:

Description of Business: Mi-Tech Steel, Inc. and Subsidiaries (the Company) owns and operates four high-volume steel slitting facilities to serve Japanese and domestic parts manufacturers in the Southeastern and Midwestern United States. A significant amount of sales is generated by selling manufacturing component parts to the automotive industry.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Mi-Tech Steel, Alabama, Inc. and Mi-Tech Steel, Mississippi LLC. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents: Cash and cash equivalents includes highly liquid investments with an original maturity of three months or less. Carrying value approximates fair value due to the short-term maturities of the investments.

Allowance for Doubtful Accounts Receivable: The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance is maintained at a level considered appropriate based on historical and other factors that affect collectibility. The factors include historical trends of write-offs, recoveries and credit losses; the monitoring of portfolio credit quality; and current and projected economic and market conditions. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of the ability to make payments, additional allowances may be required.

Inventories: Inventories are valued at the lower of cost or market. Cost is determined using the specific identification method for all inventories.

Depreciation: Depreciation is computed using the straight-line method with the following estimated useful lives:

Buildings and improvements	10-25 years
Machinery and equipment	2-12 years

When properties are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts with any resulting gain or loss reflected in results of operations. Maintenance and repairs are expensed in the year incurred. The Company capitalized interest costs as part of the cost of constructing major facilities. Interest costs of approximately $70,000 and $10,000 were capitalized in 2003 and 2001, respectively. There were no capitalized interest costs in fiscal 2002.

In the event that facts and circumstances indicate that the carrying value of long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with an asset would be compared to the asset’s carrying value to determine if a write-down to market value or discounted cash flow value is required.

Revenue Recognition: The Company recognizes revenue for the sale of Company-owned products when the customer takes title to goods shipped and risk of loss passes to the customer. The Company recognizes revenue from toll processing services upon shipment of goods. Sales returned and allowances are recorded as reductions to sales and are provided for based on historical experience and current customer activities.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

MI-TECH STEEL, INC.
Notes to Consolidated Financial Statements — (Continued)

Reclassifications: Certain prior year amounts have been reclassified to conform with the current year presentation with no effect on net income or shareholders’ equity.

2. Inventories:

Inventories at September 30 consist of:

	2003	2002

Raw materials	$22,873,195	$26,838,175
Finished goods and work in process	6,139,195	5,264,190

	$29,012,390	$32,102,365

3. Property, Plant and Equipment:

Property, plant and equipment and related accumulated depreciation at September 30 consist of the following:

	2003	2002

Land and improvements	$1,742,025	$774,846
Buildings and improvements	19,971,202	14,537,927
Machinery and equipment	23,072,180	19,948,090
Construction in progress	2,309,242	268,194
Assets available for sale (Note 4)	3,834,000	8,769,237

	50,928,649	44,298,294
Less accumulated depreciation	(20,350,102)	(18,480,420)

	$30,578,547	$25,817,874

4. Asset Impairment Charge:

In January 2001, the Company announced the closure of its Decatur, Alabama operation which was completed during fiscal 2001. The closure occurred as a result of a weaker steel market in the southeastern United States region serviced by the Decatur slitting and pickling operations. In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,” the Company recorded an impairment charge of approximately $17.8 million based on its estimate of fair value.

In April 2003, the Company restarted its slitting operations in Decatur and is being reimbursed for operating costs by its shareholders. The Company is pursuing alternatives to sell its pickling equipment and facility in Decatur, which has a net book value of approximately $3.8 million at September 30, 2003, and has classified the assets as held for sale in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which amended SFAS No. 121.

During the second quarter of fiscal 2001, the Company determined that its 30% interest in San Diego Coil Center (SDCC), an unconsolidated affiliate between the Company and Mitsui and Co., Ltd. accounted for by the cost method, was not able to sustain an earnings capacity which justified the carrying amount of its investment. In accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock,” the Company wrote off its $1.2 million investment in SDCC.

MI-TECH STEEL, INC.
Notes to Consolidated Financial Statements — (Continued)

5. Long-Term Debt:

Long-term debt at September 30 consists of the following:

	2003	2002

Term loan, collateralized, due January 2006; interest rate 2.13% at September 30, 2003	$12,080,000	$—
Term loan, collateralized, due February 2003; interest rate 2.39% at September 30, 2002	—	12,500,000
Notes payable to bank, collateralized, due June, 2004; interest rate 1.75% and 2.30% at September 30, 2003 and 2002, respectively	2,000,000	7,000,000
Term loan, collateralized, due June 2006; interest rate 4.44% at September 30, 2003	8,250,000	—
Notes payable to bank, collateralized under line of credit, due February 2003; interest rate 3.50% at September 30, 2002	—	5,000,000
Notes payable to shareholders, uncollateralized, due September 2006; interest rate 3.14% at September 30, 2003	4,000,349	—

	26,330,349	24,500,000
Less amounts due within one year	3,940,000	24,500,000

	$22,390,349	$—

In January 2003, the Company entered into a term loan for $12,500,000 with a banking institution independent of the bank providing the Company’s existing line of credit. This term loan requires quarterly principal payments of $210,000 with a final payment of $10,190,000 upon its maturity in January 2006. The loan is collateralized by certain assets of the Company. The agreement bears interest at no greater than the federal funds rate. At September 30, 2003, there was $12,080,000 outstanding on this term loan. This term loan replaced an existing term loan which had an outstanding balance of $12,500,000 at September 30, 2002. The Company’s shareholders do not guarantee the Company’s debt.

In September 2002, the Company continued an uncommitted line of credit agreement for $15,000,000, collateralized by certain assets of the Company. The line was entered into for working capital purposes and is due June 2004. Borrowings under the agreement are limited to certain percentages of accounts receivable and inventory. The agreement bears interest at no greater than the federal funds rate. At September 30, 2003, there was $2,000,000 outstanding on this credit facility. The Company’s shareholders do not guarantee the Company’s debt.

In September 2003, the Company entered into an $8,250,000 term loan collateralized by certain assets of the Company. This term loan bears various interest rate options on the variable interest rate, none of which are greater than the bank’s prime rate. The Company has elected to use the LIBOR based interest rate on its outstanding borrowings under the agreement. The agreement requires monthly principal payments of $100,000 beginning November 2003 with a final payment of $5,150,000 at maturity in June 2006. At September 30, 2003, there was $8,250,000 outstanding on this term loan. This term loan replaced an existing line of credit facility which had an outstanding balance of $5,000,000 at September 30, 2002. This term loan limits dividend distributions to 15% of the Company’s net income in any fiscal year. The Company’s shareholders do not guarantee the Company’s debt.

Pursuant to an agreement, the Company borrowed a total of $4,000,000 in the form of $2,000,000 from each of its shareholders on September 30, 2003. The loans are subordinate to all existing loans and mature September 30, 2006. Principal and interest are paid at maturity at a LIBOR based interest rate.

MI-TECH STEEL, INC.
Notes to Consolidated Financial Statements — (Continued)

The aggregate amount of all long-term debt to be repaid for the years following September 30, 2003 are:

2004	$3,940,000
2005	2,040,000
2006	20,350,349

Total	$26,330,349

Provisions contained in the Company’s various debt agreements require the Company to maintain specified levels of net worth and comply with certain financial ratios. We are in compliance with all of our loan covenants.

If loan covenants of any of these credit facilities are violated, the Company expects to be able to obtain a waiver. If a waiver is not obtained, absent additional capitalization by the shareholders (although the shareholders are not obligated to do so), the consequence of a default would be forfeiture of collateral and any remaining debt would be an unsecured obligation of the Company.

The carrying value of the Company’s long-term debt approximates fair value.

6. Retirement Plan:

The Company maintains a 401(k) defined contribution pension plan. Annual expense provisions are based upon the level of employee participation, as the plan requires the Company to match a certain portion of the employees’ contributions. The total expense under the plan was approximately $183,000 in 2003, $191,000 in 2002, and $90,000 in 2001. The Company follows the policy of funding retirement plan contributions as accrued.

7. Income Taxes:

The following table represents the components of the provision for income taxes:

	For the Years Ended

	2003	2002	2001

Current:
Federal	$—	$441,630	$143,789
State and local	124,900	200,048	12,092

	124,900	641,678	155,881
Deferred:
Federal	734,921	1,108,263	(5,381,403)
State and local	64,846	(36,441)	(86,931)

	799,767	1,071,822	(5,468,334)

	$924,667	$1,713,500	$(5,312,453)

MI-TECH STEEL, INC.
Notes to Consolidated Financial Statements — (Continued)

Deferred income taxes are recorded at currently enacted rates and result from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes. The primary temporary differences giving rise to the Company’s deferred tax assets and liabilities are as follows:

	September 30

	2003	2002

Deferred tax assets:
Asset impairment charge	$6,036,544	$6,039,116
Alternative minimum tax carryforwards	219,155	304,442
Provision for doubtful accounts	208,262	188,645
Inventory capitalization	84,766	92,200
Other, net	14,770	165,701

Total deferred tax assets	6,563,497	6,790,104
Deferred tax liabilities:
Accelerated depreciation	(5,271,808)	(4,698,648)

Total deferred tax liabilities	(5,271,808)	(4,698,648)

Net deferred tax assets	$1,291,689	$2,091,456

A reconciliation of the income tax provision with amounts computed by applying the federal statutory income tax rate to income before income taxes follows:

	For the Years Ended

	2003	2002	2001

Provision (benefit) at federal statutory rate	34.0%	34.0%	(34.0)%
State and local income taxes, net of federal income tax benefit	3.0	3.9	—
Non-deductible capital loss	—	—	2.4
Other	(0.1)	1.7	0.1

	36.9%	39.6%	(31.5)%

8. Operating Leases:

The Company leases certain property and equipment from third parties under non-cancelable operating lease agreements. Rent expense under operating leases was $534,000, $530,000 and $529,000 for the years ended September 30, 2003, 2002, and 2001, respectively. Future minimum lease payments for non-cancelable operating leases having an initial or remaining term in excess of one year at September 30, 2003 are as follows:

2004	$139,000
2005	129,000
2006	99,000
2007	85,000
2008	78,000
Thereafter	99,000

Total	$629,000

9. Related Party Transactions:

The Company is involved in various transactions with its shareholders. These transactions involve the purchases, processing and sales of inventories between companies and the payment of fees for services performed for the Company.

MI-TECH STEEL, INC.
Notes to Consolidated Financial Statements — (Continued)

The following presents the related party transactions between the Company and its shareholders for each of the three years ended September 30:

	2003	2002	2001

Purchases of inventory	$41,260,000	$49,863,000	$41,484,000
Sales of inventory	1,865,000	1,176,000	1,460,000
Management fees	1,041,000	996,000	996,000
Operating expense reimbursement	801,000	—	—
Sale of equipment	—	975,000	—

The following presents the related party balances between the Company and its shareholders at September 30:

	2003	2002

Accounts payable — shareholders	$8,784,000	$11,015,000
Accounts receivable from shareholders	206,000	2,305,000
Notes payable — shareholders (see Note 5)	4,000,349	—

The Company has a management fee agreement with SDCC for certain services performed by the Company. The total fee income recorded was $149,600, $232,800, and $259,800 in 2003, 2002 and 2001, respectively.

The Company recorded sales of $1,740,000, $1,185,000, and $990,000 in 2003, 2002 and 2001, respectively and had accounts receivable of $344,000 and $293,000 as of September 30, 2003 and 2002, respectively, for products sold to a company owned by a certain officer of the Company. The Company believes these transactions are in the best interests of the Company and the terms and conditions of these transactions are in the aggregate not materially more favorable or unfavorable to the Company than would be obtained on an arm’s length basis from unaffiliated parties.

10. Major Customers:

Sales to two customers accounted for 27%, 30% and 23% of the Company’s sales in fiscal 2003, 2002 and 2001, respectively. Accounts receivable from these customers totaled approximately $6,189,000 and $7,316,000 at September 30, 2003 and 2002, respectively. The loss of one of these customers could have a material adverse effect on the Company’s results of operations, financial position and cash flows.

11. Subsequent Event (unaudited):

On October 31, 2003, the Company entered into an interest rate swap contract with a major financial institution in order to mitigate a portion of the market risk on its $8,250,000 term loan. Under the terms of the contract which matures in November 2005, the Company will receive a LIBOR based variable interest rate and will pay a fixed interest rate of 2.42% on a notional amount of $5 million. The variable interest rate paid on the contract is determined based on LIBOR on the last day of the applicable month, which is consistent with the variable rate determination on the underlying debt.

Steel Technologies Inc.

2,700,000 Shares

Common Stock

PROSPECTUS

                    , 2004

CIBC World Markets

McDonald Investments Inc.

SunTrust Robinson Humphrey

BB&T Capital Markets

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

PART II

Information Not Required in the Prospectus

Item 14.     Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All of the amounts shown are estimates, except for the SEC registration fee and the NASD filing fee.

SEC registration fee		$4,550
NASD filing fee		6,123
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be supplied by amendment.

Item 15.     Indemnification of Directors and Officers

Section 271B.8-510 of the Kentucky Revised Statutes empowers a Kentucky corporation to indemnify an individual (including his estate or personal representative) who was, is or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, because he is or was a director against liability incurred in the proceeding if: (i) he conducted himself in good faith; (ii) he reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in the corporation’s best interests and, in all other cases, that his conduct was at least not opposed to its best interest; and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Indemnification may be made against the obligation to pay a judgment, settlement, penalty, fine or reasonable expenses (including counsel fees) incurred with respect to a proceeding, except that if the proceeding was by or in the right of the corporation, indemnification may be made only against reasonable expenses incurred in connection with the proceeding. A corporation may not indemnify a director under KRS 271B.8-510 in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Pursuant to KRS 271B.8-530, a corporation may pay for or reimburse the reasonable expenses incurred by a director in advance of final disposition of the proceeding if (i) the director affirms to the corporation in writing his good faith belief that he has met the standard of conduct required for indemnification; (ii) the director undertakes the personal obligation to repay such advance upon an ultimate determination that he failed to meet such standard of conduct; and (iii) the corporation determines that the facts then known to those making the determination would not preclude indemnification.

Unless limited by the articles of incorporation, a director who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation is entitled to indemnification against reasonable expenses incurred by him in connection with the proceeding. Unless limited by its articles of incorporation, a Kentucky corporation may indemnify and advance expenses to an officer, employee or agent of the corporation to the same extent that it may indemnify and advance expenses to directors.

The indemnification provided by or granted pursuant to Section 271B.8-510 is not exclusive of any rights to which those seeking indemnification may otherwise be entitled. Section 271B.8-570 empowers a

Kentucky corporation to purchase and maintain insurance on behalf of its directors, officers, employees or agents of the corporation, whether or not the corporation would have the power under Sections 271B.8-510 or 271B.8-520 to indemnify them against such liability. We have purchased and maintain directors’ and officers’ liability insurance which insures the directors and officers against certain liabilities, including liabilities under the Securities Act of 1933.

Our articles of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Kentucky law.

Under the form of Underwriting Agreement filed as Exhibit 1 hereto, the underwriters have agreed to indemnify, under certain circumstances, us, our officers, directors and persons who control us against certain liabilities which may be incurred in connection with the offering, including certain liabilities under the Securities Act of 1933.

Item 16.	Exhibits

(a)	Exhibits:

Exhibit
No.	Description of Exhibit

1**	Form of Underwriting Agreement
3.1	Second Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.1 filed with the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2000)
3.2	Second Amended Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.2 filed with the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2000)
4.1	Rights Agreement dated as of April 24, 1998 between Steel Technologies Inc. and National City Bank, as successor Rights Agent (incorporated herein by reference to Exhibit 4 filed with the Registrant’s Current Report on Form 8-K filed on April 27, 1998)
4.2*	Specimen common stock certificate
5	Opinion of Stites & Harbison, PLLC
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of Stites & Harbison, PLLC (included in Exhibit 5)
24*	Powers of Attorney

*	Previously filed.

**	To be filed by amendment.

(b)	Financial Statement Schedules:

Not Applicable

Item 17.     Undertakings

The undersigned registrant hereby undertakes:

(a) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville, Commonwealth of Kentucky, on February 25, 2004.

STEEL TECHNOLOGIES INC.

BY:	/s/ BRADFORD T. RAY

Bradford T. Ray
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ BRADFORD T. RAY Bradford T. Ray	Chairman of the Board and Chief Executive Officer and Director (Principal Executive Officer)	February 25, 2004

* Michael J. Carroll	President and Chief Operating Officer and Director	February 25, 2004

* Joseph P. Bellino	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 25, 2004

* Merwin J. Ray	Founding Chairman and Director	February 25, 2004

* Stuart N. Ray	Vice President and Director	February 25, 2004

* Doug A. Bawel	Director	February 25, 2004

* Jimmy Dan Conner	Director	February 25, 2004

* Mark G. Essig	Director	February 25, 2004

Signature		Title	Date

* William E. Hellmann		Director	February 25, 2004

* Andrew J. Payton		Director	February 25, 2004

*By:	/s/ JOHN M. BAUMANN, JR. John M. Baumann, Jr. Attorney-in-Fact

Index to Exhibits

Exhibit
No.	Description of Exhibit

1**	Form of Underwriting Agreement
3.1	Second Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 3.1 filed with the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2000)
3.2	Second Amended Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.2 filed with the Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2000)
4.1	Rights Agreement dated as of April 24, 1998 between Steel Technologies Inc. and National City Bank as successor Rights Agent (incorporated herein by reference to Exhibit 4 filed with the Registrant’s Current Report on Form 8-K filed on April 27, 1998)
4.2*	Specimen common stock certificate
5	Opinion of Stites & Harbison, PLLC
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of Stites & Harbison, PLLC (included in Exhibit 5)
24*	Powers of Attorney

*	Previously filed

**	To be filed by amendment.